Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vxtra Health Plan, Inc.
2700 Cumberland Parkway, Suite 140
Atlanta, GA 30339
https://vxtrahealth.com/

Up to $5,000,000.00 in Non-Voting Common Stock at $0.40
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Vxtra Health Plan, Inc.
Address: 2700 Cumberland Parkway, Suite 140, Atlanta, GA 30339
State of Incorporation: DE
Date Incorporated: July 27, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 25,000 shares of Non-Voting Common Stock
Offering Maximum: $5,000,000.00 | 12,500,000 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $0.40
Minimum Investment Amount (per investor): $400.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive an additional 7% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive an additional 5% bonus shares.

<u>Amount-Based:</u>

$5,000+

Invest $5,000+ and receive 5% Bonus Shares on your investment.

$10,000+

Invest $10,000+ and receive 10% Bonus Shares on your investment.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Vxtra Health Plan, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.40 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $40. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Vxtra Health™ is capitalizing on 15+ years of experience providing employer-sponsored health benefits to pivot and deliver a higher-value, transformational solution in the burgeoning Health InsurTech space. The Company develops and manages next-generation health plans for self-insured, middle market employers – a $24B market with a projected CAGR of 25% over the next decade. VxtraCare is the Company's full replacement alternative to the claims administration and PPO network offerings marketed by big, lethargic health insurance companies. Vxtra Health focuses on reducing the hassle factors for patients and doctors by deploying purpose-built technologies and "people-centric" processes that prioritize enabling an extremely remarkable doctor-patient experience. The result is Vxtra Health addresses the universal demand for reduced friction and lower costs for employers, employees, and physicians alike.

Vxtra Health's unique selling proposition is based the Company's capacity to:

a.) Recruit and create proprietary partnerships with the best and most influential doctors to champion and establish collaborative relationships with innovative self-insured, middle market employers.

b.) Out-gun legacy technologies that dominate big health insurance company's operations. We leverage API-based technology, machine learning and AI to capitalize on actionable information, sooner, to reduce friction and lower the cost of operations, care delivery and an enterprise-wide experience.

Central to Vxtra Health's philosophy is the unyielding belief that high quality, high-value healthcare cannot be attained without a.) better technology and, b.) recalibrating of the role, and influence, of doctors. With this first of its kind convergence Vxtra Health delivers a lower cost, end-to-end solution that positions the Company to exploit universal pain points and capture significant market share in a sector that is ripe for disruption and begging for innovation.

Corporate History:

VXTRA HEALTH PLAN INC. and subsidiaries (collectively, the "Company") is a holding corporation organized under the laws of the State of Delaware in July 2021 that operates, through its subsidiaries, in the health care provider market.

Subsequent to its formation, the Vxtra Health Plan Inc. exchanged its shares to the members of Vxtra Health Partners LLC, a Delaware limited liability company, in exchange for all of their membership units. Additionally, Vxtra Health Plan Inc. exchanged its shares to the shareholders of Vxtra Health Inc., a Delaware corporation. After these exchanges, the Vxtra Health Plan Inc. was the sole owner of both Vxtra Health Inc. and Vxtra Health Partners LLC.

Competitors and Industry

Large Self-funded Employer Marketplace

- **Accolade** (NASDAQ: ACCD) is a personalized health and benefits solution that improves the experience, outcomes, and cost of healthcare for employers, health plans and their members.

- **Grand Rounds** Health is a tech-driven healthcare company dedicated to raising the standard of healthcare for everyone, everywhere by harnessing the power of technology, we connect our million members to top-rated doctors and data-driven insights to make better informed healthcare decisions.

- **Collective Health** gives companies a smarter alternative to traditional health insurance. Through a cloud-based, integrated health benefits platform, the company enables self-insured employers to get more out of their healthcare investment while taking better care of their people.

- **Castlight Health,** formerly Maria Health, provides a health care management suite designed to help employers make reliable cost and quality data for medical services available to employees via the Web or mobile devices.

- **Imagine MD,** provides immediate-access, enhanced primary care to both individuals and employers.

- **Centivo Health,** a new type of health plan administrator that allows self-funded employers and clinicians to join forces and deliver high quality, affordable healthcare to their employees. An alternative to traditional insurance carriers or third-party administrators, Centivo offers the technology, network, claims processing, customer support, andpopulation health management to fully administer health benefits for all or a portion of an employee population.

Concierge Medicine

- **MDVIP,** founded as an alternative to a primary healthcare system characterized by long wait times and overextended physicians. Florida-based MDVIP is one of the nation's oldest and largest concierge medicine providers, with a national network of more than 1,100 primary care physicians and 357,000 patients.

- **Village MD,** VillageMD collaborates with primary care physicians to maximize success in a changing health care environment. VillageMD's goal is to be the largest, highest performing primary care-led network in the U.S.

- **One Medical,** a members-only technology platform offering an array of concierge medical services.

Middle Market Self-funded Marketplace (Our Target Market)

Third Party Administrators

- UMR

- Meritain Health

- Consociate Health

- Health Plans, Inc.

- Lucent Health

Current Stage and Roadmap

Vxtra Health has a customer service team, sales / business development team, IT infrastructure, Third Party Administrator partner, Pharmacy Benefits Manager partner and is a licensed brokerage firm. We manage healthcare benefits for 13 large companies (150 - 900 employees) in ten states. We would classify ourselves in the expansion stage.

In Q1 2021 Vxtra Health launched business development activities in Charlotte, NC. To accelerate adoption, we entered into a joint marketing partnership with the Charlotte operations of OneDigital, a highly regarded and successful health benefits advisor. (https://www.onedigital.com/blog/onedigital-receives-majority-investment-from-onex/)

Our current roadmap activities

a. Develop an "anchor" doctor network comprised of influential and respected local leaders.Q3 - Q4 2021

b. Initiate underwriting for 8—12 select, innovative self-insured employer prospects - Q4 2021

c. Secure a Tier I relationship with a preferred hospital system - Q4 2021

d. Obtain letters of intent from select self-insured employer prospects for mid-2022 renewal business - Q4 2021

The Team

Officers and Directors

Name: Larry Hightower

Larry Hightower's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: January 10, 2017 - Present
  Responsibilities: Reporting directly to, and is accountable to, the Board of Directors for the performance of a company. Responsible for the strategic direction of the company, primary contact for physician network development and strategic partnerships. The Chief Executive Officer reports directly to, and is accountable to, the Board of Directors for the performance of a company. Existing monthly salary of $25000 and 17.8M shares of stock

Name: Charles Elliott

Charles Elliott's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: June 07, 2021 - Present
  Responsibilities: Overall operational direction and execution of the business plan. Manages the executive team, setting annual goals and monitoring performance of each executive. Salary is estimated at 18750 per month with 250k stock options

- **Position:** Chief Development Officer
  Dates of Service: February 01, 2020 - Present
  Responsibilities: The Chief Development Officer will work with the senior management team, governing board and staff to define the organization's vision and direction, responsible for planning, organizing, directing, coordinating and evaluating all matters related to the business for Vxtra Health (VH). The Chief Development Officer is fully dedicated to growth and expansion in alignment with Vxtra Health growth goals. The Chief Development Officer is responsible for the development and growth of the business through building relationships in the industry with physicians, employers and health systems, identifying opportunities, and ensuring alignment of business strategies.

Other business experience in the past three years:

- **Employer:** Vxtra Health
  Title: Chief Development Officer
  Dates of Service: February 01, 2020 - June 07, 2021
  Responsibilities: Development of the business plan, business strategy and execution plan. Strategic partnerships, market assessments and marketing strategies.

Other business experience in the past three years:

- **Employer:** United Health Group
  Title: Senior Director, Optum Insight
  Dates of Service: July 30, 2018 - January 31, 2020
  Responsibilities: Senior management executive for hospital consulting division

Name: Theodore "Tino" Valentino

Theodore "Tino" Valentino's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: November 01, 2019 - Present
  Responsibilities: Responsible for developing the overall strategic financial direction of the company. Will direct and oversee the financial activities of the corporation, direct the preparation of current financial reports and summaries, and create forecasts predicting future growth. Estimated monthly salary of 18750 and 250k in stock options.

Name: Timothy Attebery

Timothy Attebery's current primary role is with Strategic Advisor. Timothy Attebery currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman, Board of Directors
  Dates of Service: July 07, 2020 - Present
  Responsibilities: The board chair ensures the board meets its obligations and fulfills its governance responsibilities. The board chair oversees the quality of the board's governance processes. 250k shares

Other business experience in the past three years:

- **Employer:** American College of Cardiology

Title: CEO
Dates of Service: September 01, 2018 - April 01, 2020
Responsibilities: Overall strategic direction of the company

Name: Robert Merold

Robert Merold's current primary role is with Managing Director, Execullence, LLC. Robert Merold currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Work with the CEO to ensure the organization's mission and vision are executed in a timely fashion. 100k shares of common stock

Name: Robert DiLoreto, MD

Robert DiLoreto, MD's current primary role is with Wayne - Macomb Consulting LLC. Robert DiLoreto, MD currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and CMIO
  Dates of Service: January 01, 2018 - Present
  Responsibilities: work with the CEO to set the strategic direction of the company. Advise the executive team on clinical matters related to the information technology strategy and partnerships. Estimated salary 10000 and 345k shares of common stock

Other business experience in the past three years:

- **Employer:** Wayne - Macomb Consulting LLC
  Title: CEO
  Dates of Service: January 01, 2000 - Present
  Responsibilities: Consulting Services for cold chain shipping technology, FDA and Medical Product development / EHR Analysis and Development / Design, Medical Insurance, Practice Management and Coding and Medical Data Analytics.

Name: Brian Coffey

Brian Coffey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Information Officer
  Dates of Service: May 01, 2017 - Present
  Responsibilities: Co-founder. Develop the overall strategic direction of the technology needs and digital transformation of the company. Ensure tech systems and procedures lead to outcomes in line with business goals. Responsible for creating the business value through technology. Estimated salary 20833 and 150 shares of voting common stock and 3M shares of common stock

Other business experience in the past three years:

- **Employer:** Techforce.ai
  Title: Strategic Advisor
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Board Member, Advisor to CEO and Board on product and market strategy.

Other business experience in the past three years:

- **Employer:** Independent Consultant
  Title: Strategic consultant and advisor
  Dates of Service: May 01, 2017 - Present
  Responsibilities: Consulting with C-Suite Leadership on Business Strategy, Information Technology, Analytics, and Management. Consulting, Advising and Co-Founder/Investment Activity

Name: Melwood Mendenhall

Melwood Mendenhall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Sales Officer
  Dates of Service: October 01, 2021 - Present
  Responsibilities: The CSO manages all the resources for developing sales opportunities with local market empoloyers. such as setting goals and targets, developing strategies, assessing the performance of the sales team, and aligning sales goals with the company’s profitability goals. The CSO will ensure “sustainable revenue growth” by developing growth strategies for each of our new market areas. Estimated salary 18750 per month and 200k stock options

Other business experience in the past three years:

- **Employer:** CLVL Solutions, LLC
  Title: CEO

Dates of Service: January 01, 2008 - Present
Responsibilities: Overall direction and sales for the company

Other business experience in the past three years:

- **Employer:** Mendenhall Consulting
  Title: CEO
  Dates of Service: January 01, 2001 - Present
  Responsibilities: Sales and operations for insurance services

Name: Gail Tolbert

Gail Tolbert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief People Officer
  Dates of Service: August 01, 2019 - Present
  Responsibilities: The Chief People Officer (CPO) is responsible for developing and executing human resource strategy in support of the overall business plan and strategic direction of the organization, specifically in the areas of succession planning, talent management, change management, organizational and performance management, training and development, and compensation. The CPO provides strategic leadership by articulating HR needs and plans to the executive management team, shareholders and the board of directors. Estimated salary 18750 per month and 100k stock options

Other business experience in the past three years:

- **Employer:** Lionheart Consulting
  Title: CEO
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Overall organizational direction and strategic advisor to key clients.

Name: Gerard Quinn

Gerard Quinn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: October 01, 2021 - Present
  Responsibilities: Responsible for maintaining and driving operational results within a company. Implement operational, managerial and administrative

procedures, reporting structures and operation controls to the company. Drive company results from both an operational and financial perspective working closely with the President, CFO, CEO and other key executive team members. Estimated salary 16667 per month and 200k stock options

Other business experience in the past three years:

- **Employer:** CLVL Solutions, LLC
  Title: National Benefits Practice Leader
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Primary client relationship executive.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company also referred to as "we", "us", "our, or "Company" involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to achieve or maintain profitability. We have incurred net losses in every period since our inception. We incurred net losses of $(74,121) and $(582,791) for the fiscal years ended December 31, 2020 and 2019, respectively. We expect our costs will increase substantially in the foreseeable future and our losses will continue as we expect to invest significant additional funds towards growing our business, integrating Vxtra Health, Inc. and Vxtra Partners, LLC and as we continue to invest in increasing our customer base, expanding our operations, hiring additional employees, and developing future offerings. These efforts may prove more expensive than we

currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. We are unable to accurately predict when, or if, we will be able to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. To date, we have financed our operations principally from the sale of our equity, revenue from sales of our offerings, and the incurrence of indebtedness. Our cash flow from operations was negative for the fiscal years ended December 31, 2020 and 2021, and we may not generate positive cash flow from operations in any given period. If we are not able to achieve or maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all and/or which would be dilutive to our stockholders. If we are unable to successfully address these risks and challenges as we encounter them, our business may be harmed. Our failure to achieve or maintain profitability or positive cash flow could negatively impact the value of our COMMON STOCK. We have a limited operating history, which makes it difficult to evaluate our current and future business prospects and increases the risk of your investment. While Vxtra Partners began operations in 2003, the combination of Vxtra Partners and Vxtra Health under Vxtra Health Plan, Inc. occurred in 2021. Our limited operating history with respect to our organizational structure, the need to integrate the two entities and our limited history with our current management team makes it difficult to effectively assess or forecast our future prospects. You should consider our business and prospects in light of the risks and difficulties we encounter or may encounter. These risks and difficulties include our ability to cost-effectively acquire new customers, retain existing customers and expand the scope of solutions we sell to new and existing customers. Furthermore, in pursuit of our growth strategy, we may enter into new partnerships to further penetrate our targeted markets and adoption of our solutions, but it is uncertain whether these efforts will be successful. If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above, our business may be harmed.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any COMMON STOCK purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering

registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the healthcare space. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering COMMON STOCK in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on managements best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only a go to market strategy for our Health Plans. Delays or cost overruns in the development of our Health Plans and failure of the service to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in physician network development, changes to plan design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The COMMON STOCK that an investor is buying has no voting rights attached to them. You will also hold these non-voting securities as a minority holder. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the COMMON STOCK we are offering now, the Company will likely need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might

result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We face intense competition, which could limit our ability to maintain or expand market share within our industry, and if we do not maintain or expand our market share our business and operating results will be harmed. The market for our offerings is underpenetrated, competitive, and characterized by rapidly evolving technology standards, customer and member needs, and the frequent introduction of new products and services. Our competitors range from smaller niche companies to large, well-financed health plans. As costs fall and technology improves, increased market saturation may change the competitive landscape in favor of competitors with greater scale than we currently possess. Some of our competitors have greater name recognition, longer operating histories, and significantly greater resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. In addition to new niche vendors, who offer stand-alone products and services, we also face competition from health plans, which may have existing systems in place at customers in our target market. These competitors may now, or in the future, offer or promise products or services similar to ours, and which offer ease of integration with existing systems and which leverage existing customer and vendor relationships. In addition, current and potential competitors have established, and may in the future establish, cooperative relationships with vendors of complementary products, our trusted suppliers, or other third parties, technologies, or services to increase the availability of their products to the marketplace. For example, our current

competitors may persuade our trusted suppliers to terminate their relationship with us and engage exclusively with our competitors. Accordingly, new competitors or alliances may emerge that have greater market share, larger customer bases, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources, and larger sales forces than we have, which could put us at a competitive disadvantage. Further, in light of these advantages, even if our offerings are more effective than the product or service offerings of our competitors, current or potential customers might accept competitive products and services in lieu of purchasing our solutions. We also compete on the basis of price. We may be subject to pricing pressures as a result of, among other things, competition within the industry, practices of managed care organizations, government action, and financial stress experienced by our customers. If our pricing experiences significant downward pressure, our business will be less profitable, and our results of operations will be adversely affected. We cannot be certain that we will be able to retain our current customers or expand our customer base in this competitive environment. If we do not retain current customers or expand our customer base, or if we have to renegotiate existing contracts, our business will be harmed. Moreover, we expect that competition will continue to increase as a result of consolidation in both the healthcare information technology and healthcare industries. If one or more of our competitors or potential competitors were to merge or partner with another of our competitors or one of our trusted suppliers, the change in the competitive landscape could also adversely affect our ability to compete effectively and could harm our business. In addition, as the healthcare industry consolidates, competition to provide services to this segment will become more intense. These healthcare industry participants may try to use their market power to negotiate price reductions for our existing and future offerings. If we reduce our prices because of consolidation in the healthcare industry, our revenue would decrease, which could harm our business.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising and marketing, information systems, pharmacy benefits management and claims administration services. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Reliance on certain customers

We derive a significant portion of our revenue from our largest customers. The loss of any of these customers, or renegotiation of any of our contracts with these customers, could negatively impact our results.Historically, we have relied on a limited number of customers for a significant portion of our revenue. Our [three] largest customers TCCN, New Jersey Urology and Premier Imaging Ventures/Riverside Radiology in the aggregate comprised 35% of our revenue for the fiscal year ended December 31, 2020, and our future revenue may be similarly concentrated. Our largest customer, TCCN, accounted for 14.6% and 11.4% of our revenue for the fiscal years ended December 31, 2020 and 2019, respectively. The loss of any of our largest customers or the renegotiation of any of our largest customer contracts could adversely affect our results of operations. Although we typically enter into three-year contracts with our customers, after a specified period, certain of these contracts, including existing contracts with some of our largest customers, are terminable for convenience by our customers after an initial period and a notice period has passed. In the ordinary course of business, including in connection with renewals or extensions of these agreements, we engage in active discussions and renegotiations with our customers in respect of the solutions we provide and the terms of our customer agreements, including our fees. In addition, as our customers' businesses respond to market dynamics and financial pressures, and as our customers make decisions with respect to the health and other benefits they provide to their employees, our customers may seek to renegotiate or terminate their agreements with us. In particular, in connection with the COVID-19 pandemic, macroeconomic factors may affect our customers' desire to renew their contracts, or if they undergo layoffs or reductions in force then our membership numbers would decrease, which would reduce our revenues. Because we rely on a limited number of customers for a significant portion of our revenue, delayed payments by a few of our largest customers could result in a reduction in, and greater volatility of, our free cash flow and available cash. We also depend on the creditworthiness of these customers. If the financial condition of our largest customers decline, our credit risk could increase. Should one or more of our largest customers declare bankruptcy, it could adversely affect the collectability of our accounts receivable and affect our bad debt reserves, net income, free cash flow, and available cash.

Long Sales Cycle

Our sales cycle can be long and unpredictable and requires considerable time and expense. As a result, our sales, revenue, and cash flows are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly. The timing of our sales, revenue, and cash flows is difficult to predict because of the length and unpredictability of our sales cycle. The sales cycle for our solutions from initial contact to launch varies widely by potential customer. Some of our potential customers, especially in the case of our prospective strategic and enterprise customers, undertake a significant and prolonged evaluation process, including to determine whether our solutions meet the specific needs of their group health plan, employee benefits programs, corporate budgets, and other goals, which frequently involves evaluation of not only our solutions but also an evaluation of other available solutions. Such evaluations have in the past resulted in extended sales cycles that, due to changes in corporate objectives, leadership involved in the selection process, and other factors, may result in delayed or suspended decision-making in awarding the sale. In addition, our sales cycle may become more lengthy and difficult as a result of the travel restrictions and business interruptions caused by the COVID-19 outbreak, or if prospective customers slow down their decision-making about purchases due to the economic effects of COVID-19. During the sales cycle, we expend significant time and money on sales and marketing activities, which lowers our operating margins, particularly if no sale occurs. For example, there may be unexpected delays in a potential customer's internal procurement processes, which involve intensive financial, operational, and security reviews, and for which our solutions represent a significant purchase. In addition, the significance and timing of our offering enhancements, and the introduction of new products by our competitors, may also affect our potential customers' purchases. For all of these reasons, it is difficult to predict whether a sale will be completed, the particular period in which a sale will be completed, or the period in which revenue from a sale will be recognized.

Seasonality

Certain of our operating results and financial metrics may be difficult to predict as a result of seasonality. We believe there are significant seasonal factors that may cause us to record higher revenue in some quarters compared with others. We believe this variability is largely due to our focus on the healthcare industry. For example, with respect to our customers with contract years commencing at the beginning of a calendar year, we record a disproportionate amount of revenue from such customers during the fourth quarter of our fiscal year relative to the first three quarters of our fiscal year. This timing is caused, in part, by the measurement, achievement, and associated revenue recognition of performance metrics and healthcare costs savings components of certain of our customer contracts during the fourth quarter of each fiscal year.

Impact of Growth & Organizational Change

We have experienced, and may continue to experience, growth and organizational change, which has placed, and may continue to place, significant demands on our management, operational, and financial resources, including the need to integrate Vxtra Health, Inc. and Vxtra Partners, LLC under Vxtra Health Plan. We believe that our mission-driven culture has been an important contributor to our success, which we believe fosters empathy, innovation, teamwork, and passion for providing high levels of customer satisfaction and member engagement. If we fail to successfully integrate, develop, and motivate new employees, it could harm our mission-driven culture. In addition, as we grow and integrate the two entities, we may find it difficult to maintain the important aspects of our mission-driven culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, maintain our performance, or execute on our business strategy. To manage our current and anticipated future growth and organizational change effectively, we must also continue to maintain, and may need to enhance, our information technology infrastructure and financial and accounting systems and controls, as well as manage expanded operations in geographically distributed locations, which will place additional demands on our resources and operations. Failure to manage our growth and organizational change effectively could lead us to over-invest or under-invest in technology and operations; result in weaknesses in our infrastructure, systems, or controls; give rise to operational mistakes, losses, or loss of productivity or business opportunities; reduce customer or member satisfaction; limit our ability to respond to competitive pressures; and result in loss of team members and reduced productivity of remaining team members. Our growth and organization change could require significant capital expenditures and may divert financial resources and management attention from other projects, such as the development of new or enhanced solutions or the acquisition of suitable businesses or technologies. If our management is unable to effectively manage our growth and organizational change, our expenses may increase more than expected, our revenue could decline or may grow more slowly than expected, and we may be unable to implement our business strategy.

Dependence on Customer Growth / Success

The growth of our business relies, in part, on the growth and success of our customers and the number of members with access to our offerings, which are difficult to predict and are affected by factors outside of our control. We enter into agreements with our customers under which our fees are generally dependent upon the number of their employees enrolled in in-scope health plans and those employees' enrolled dependents each month. If the number of members covered by one or more of our customers' health and other benefits programs were to decline, such decrease would lead to a decrease in our revenue. In particular, as a result of the current economic downturn, we believe that some of our customers may experience layoffs or other reductions in their workforce, which for our customers in industries more severely impacted by the COVID-19 pandemic may be significant. Any reductions in headcount for our customers may result in a decrease in our revenue. Some of our fees are also subject to credits if certain performance criteria are not met, which in some cases depend on the behavior of our members, such as their continued engagement with our existing and future offerings, and other factors outside of our control. The recognition of a portion of our revenue is subject to achievement of performance metrics and healthcare cost savings and may not be representative of revenue for future periods. In addition, some of our customers' members may request to opt out of our service, which could cause our customers to only pay for those members that have not opted out, and as a result, may result in utilization-based pricing, which could lead to a decrease in revenue from that customer and harm our business.

Unproven Industry

The healthcare industry is rapidly evolving and the market for technology-enabled solutions that empower healthcare consumers is relatively immature and unproven. If we are not successful in promoting the benefits of our existing and future offerings, our growth may be limited. The market for our solutions is subject to rapid and significant changes. The market for technology-enabled solutions that empower healthcare consumers is characterized by rapid technological change, new product and service introductions, increasing consumer financial responsibility, consumerism and engagement, and the entrance of non-traditional competitors. In addition, there may be a limited-time opportunity to achieve and maintain a significant share of this market due in part to the rapidly evolving nature of the healthcare and technology industries and the substantial resources available to our existing and potential competitors. The market for technology-enabled solutions that empower healthcare consumers is relatively new and unproven, and it is uncertain whether this market will achieve and sustain high levels of demand and market adoption. In order to remain competitive, we are continually involved in a number of projects to compete with new market entrants by developing new offerings, growing our customer base, and expanding into adjacent markets. These projects carry risks, such as cost overruns, delays in delivery, performance problems, and lack of acceptance by our customers. If we cannot adapt to rapidly evolving industry standards, technology, and increasingly sophisticated customers and their employees, our existing technology could become undesirable, obsolete, or harm our reputation.

Litigation

We have been and may in the future become subject to litigation, which could harm our business. Our business entails the risk of liability claims against us, and we have been and may in the future become subject to litigation. Claims against us may be asserted by or on behalf of a variety of parties, including our customers, our members, vendors of our customers, government agencies, our current or former employees, or our stockholders. We expect there to be an increase in litigation related to employer practices and healthcare in connection with the COVID-19 pandemic. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, covered by adequate insurance. Although we carry professional errors and omissions insurance in amounts that we believe are appropriate in light of the risks attendant to our business, successful claims could result in substantial damage awards that exceed the limits of our insurance coverage. In addition, any determination that we are acting in the capacity of a healthcare provider, or exercising undue influence or control over a healthcare provider, may subject us to claims not covered by our professional errors and omissions insurance coverage, or could result in significant sanctions against us and our clinicians, additional compliance requirements, expense, and liability to us. In addition, professional liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as we expand our solutions. As a result, adequate professional liability insurance may not be available to us or to our partners in the future at acceptable costs or at all. We generally intend to defend ourselves vigorously; however, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of some of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby harming our business and per share trading price of our common stock. For example, fines or assessments could be levied against us under domestic or foreign data privacy laws (such as the Health Insurance Portability and Accountability Act of 1996 (HIPAA), the General Data Protection Regulation (GDPR), or the California Consumer Privacy Act of 2018 (CCPA)) or under authority of privacy enforcing governmental entities (such as the Federal Trade Commission (FTC), or the U.S. Department of Health and Human Services (HHS)) or as a result of private actions, such as class actions based on data breaches or based on private rights of action (such as that contained in the CCPA). Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured and adversely impact our ability to attract directors and officers. In addition, such litigation could result in increased scrutiny by government authorities having authority over our business, such as the FTC, the HHS, Office for Civil Rights (OCR), and state attorneys general.

IT Systems Risks

Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business, customers, members, or partners, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation. In the ordinary course of our business, we collect, store, use, and disclose sensitive data, including protected health information (PHI), and other types of personal data or personally identifiable information (PII). We also process and store, and use additional third parties to process and store, sensitive information including intellectual property and other proprietary business information, including that of our customers and members. We manage and maintain our technology platform and data utilizing a combination of on-site systems, mobile applications, managed data center systems, and cloud-based computing center systems. We are highly dependent on information technology networks, mobile applications, and systems, including the Internet, to securely process, transmit, and store this critical information. This is particularly true as our workforce is currently working remotely due to the COVID-19 pandemic. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers, and similar breaches, and employee or contractor error, negligence, or malfeasance, can create system disruptions, shutdowns, or unauthorized disclosure or modifications of confidential information, causing member health information to be accessed or acquired without authorization or to become publicly available. We utilize third-party service providers for important aspects of the collection, storage, and transmission of customer and member information, and other confidential and sensitive information, and therefore rely on third parties to manage functions that have material cybersecurity risks. Our technology platform also utilizes artificial intelligence and machine learning technology to provide services, and this technology is susceptible to cybersecurity threats, as PHI, PII, and other confidential and sensitive information may be integrated into the platform. Because of the sensitivity of the PHI, other PII, and other confidential information we and our service providers collect, store, transmit, and otherwise process, the security of our technology platform and other aspects of our solutions, including those provided or facilitated by our third-party service providers, are important to our operations and business strategy. We take certain administrative, physical, and technological safeguards to address these risks, such as by requiring outsourcing subcontractors and partners, including trusted suppliers, who handle customer and member information for us to enter into agreements that contractually obligate those subcontractors and partners to comply with applicable privacy laws, such as HIPAA, and otherwise use reasonable efforts to safeguard PHI, other PII, and other sensitive information. For those subcontractors and partners who handle PHI on our behalf, we enter into business associate agreements as required by HIPAA. Measures taken to protect our systems, those of our subcontractors and partners, or the PHI, other PII, or other sensitive data we, our subcontractors, or our partners process or maintain, may not adequately protect us from the risks associated with the collection, storage, and transmission of such information. Although we take steps to help protect confidential and other sensitive information (including PHI and PII) from unauthorized access or disclosure, our information technology and infrastructure has been in the past and may be vulnerable in the future to attacks by hackers or viruses, failures, or breaches due to third-party action, employee negligence or error, malfeasance, or other incidents or disruptions. A security incident or privacy violation that we experience (or that occurs at a subcontractor, trusted supplier, or customer) that leads to disclosure or unauthorized use or modification of, or that prevents access to or otherwise impacts the confidentiality, security, or integrity of, member information, including PHI or other PII, or other sensitive information we, our subcontractors, or our partners maintain or otherwise process, could harm our reputation, compel us to comply with breach notification laws, cause us to incur significant costs for remediation, fines, penalties, notification to customers, affected individuals, including regulatory authorities and the media, and for measures intended to repair or replace systems or technology and to prevent future occurrences, potential increases in insurance premiums, handling of contractual claims (including breach of contract or breach of confidentiality issues), and require us to verify the accuracy of database contents, resulting in increased costs or loss of revenue. In the event of a security breach, we may also be subject to private causes of action and/or statutory penalties under certain state laws, such as the CCPA, which provides a private right of action for data breaches of certain unencrypted or unredacted personal information and establishes statutory penalties for violations of the law. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, or if it is perceived that we have been unable to do so, our operations could be disrupted, we may be unable to provide access to our technology platform, and we could suffer a loss of customers, members, or trusted suppliers or a decrease in the use of our existing and future offerings, and we may suffer loss of reputation, adverse impacts on customer, member, partner, and investor confidence, financial loss, governmental investigations or other actions, regulatory or contractual penalties, and other claims and liability. In addition, health plans, benefits administrators, customers, members, and our trusted suppliers may then refuse to provide data to us, or restrict our ability to use such data, in which event our business could be harmed. In addition, security incidents and other inappropriate access to, or acquisition or processing of, information can be difficult to detect or may occur outside of our network (such as in our supply chain or at our customers or trusted suppliers), and any delay in identifying or responding to such incidents or in providing any notification of such incidents may lead to increased harm. Any such breach or interruption of our systems, or the systems of any of our third-party information technology partners, could compromise our networks or data security processes and sensitive information could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost, or stolen. Any such interruption in access, improper access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws and regulations that protect the privacy of member information or other personal information, such as HIPAA, CCPA, or GDPR, and regulatory penalties. Unauthorized access, loss, or dissemination could also disrupt our operations, including our ability to perform our services, provide member assistance services, conduct research and development activities, collect, process, and prepare company financial information, provide information about our current and future solutions, and engage in other member and clinician education and outreach efforts. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our business and competitive position. Additionally, actual, potential, or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Although we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and, in any event, insurance coverage would not address the reputational damage that could result from a security incident. We rely on Internet infrastructure, bandwidth providers, data center providers, other third parties, and our own systems for providing solutions to our customers, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with customers, adversely affecting our brand and our business. Our ability to deliver our solutions is dependent on the development and maintenance of the infrastructure of the Internet and other telecommunications services by third parties. We currently host our technology platform, serve our customers and members, and support our operations primarily using third-party data centers and telecommunications solutions, including cloud infrastructure services such as Amazon Web Services (AWS) and Google Cloud. We also use a third-party call center for off-hours clinical support. We do not have control over the operations of the facilities of our data and call center providers, AWS, or Google Cloud. These facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures, and similar events. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions in our solution. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism, and other misconduct. Any errors, failures, interruptions, or delays experienced in connection with these third-party technologies and information services or our own systems could negatively impact our relationships with customers and adversely affect our business and could expose us to third-party liabilities. For some of these services, we may not maintain redundant systems or facilities. Our technology platform's continuing and uninterrupted performance is critical to our success. Members may become dissatisfied by any system failure that interrupts our ability to provide our solutions to them. We may not be able to easily switch our AWS and Google Cloud operations to another cloud service provider if there are disruptions or interference with our use of AWS or Google Cloud. Sustained or repeated system failures would reduce the attractiveness of our technology platform to customers and members and result in contract terminations, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our existing and future offerings. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service. Neither our third-party data and call center providers nor AWS or Google Cloud have an obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements with these providers on commercially reasonable terms, if our agreements with our providers are prematurely terminated, or if in the future we add additional data or call center providers or cloud service providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new providers. If these providers were to increase the cost of their services, we may have to increase the price of our existing and future offerings, and our business may be harmed.

Covid-19 / Pandemic Risks

The COVID-19 pandemic may significantly disrupt our operations and negatively impact our business, financial condition, and results of operations. Our business, financial condition, and results of operations could be materially and adversely affected by the effects of a widespread outbreak of a contagious disease, including the COVID-19 pandemic. In March 2020, the World Health Organization declared COVID-19 a global pandemic. This pandemic has led to orders to shelter in place, travel restrictions, and mandated business closures and has adversely affected financial markets globally, leading to an economic downturn and increased market volatility. It has also disrupted the normal operations of many businesses, including ours, and has continued for significantly longer than originally expected, resulting in greater potential impacts on the economy and our business. We have taken measures in response to the COVID-19 pandemic, including temporarily closing our offices and implementing a work from home policy for our workforce and suspending employee travel and in-person meetings. Collectively or alone, these conditions could cause (1) increased absenteeism among our workforce (including resulting from sick time or increased use of Family Medical Leave Act and other leave) that could negatively affect our ability to provide our service despite our deployment of business continuity and disaster recovery plans enabling our workforce to work fully remotely from our offices, and/or (2) our customers or prospective customers decreasing headcount, benefits, or budgets, which could decrease corporate spending on our products and services, resulting in delayed sales cycles, a decrease in new customer acquisition, and/or loss of customers. Any layoffs or reductions in employee headcounts by our employer customers would result in a reduction in our fees. If our existing customers do not continue to renew their contracts with us, renew at lower fee levels, decline to purchase additional offerings from us, or terminate their contracts for convenience, our business could be harmed. While these risks may be offset by the value that the Company can provide to customers and members during a health crisis, the impact on our business is still highly uncertain.

Risks Related to Governmental Regulation

Changes in the health insurance market, ERISA laws, state insurance laws, or other laws could harm our business. The market for private health insurance in the United States is evolving and, as our customers are primarily employers that deploy our offerings to employees and their families, our future financial performance will depend in part on the growth in this market. Changes and developments in the health insurance system in the United States could reduce demand for our existing and future offerings and harm our business. For example, there has been an ongoing national debate relating to the healthcare reimbursement system in the United States. Some elected officials have introduced proposals that would create a new single payor national health insurance program for all United States residents; others have proposed more incremental approaches, such as creating a new public health insurance plan option as a supplement to private sources of coverage. In the event that laws, regulations or rules that eliminate or reduce private sources of health insurance or require such benefits to be taxable are adopted, the subsequent impact on the workplace benefits provided by our customers may in turn have an adverse effect on our business and results of operations. In addition, changes in laws or regulations regarding the Employee Retirement Income Security Act of 1974 (ERISA), changes in state insurance laws, or other changes in laws could materially impact the self-insured employer healthcare and benefits markets, or the markets in which our other existing or potential customers procure and provide benefits. If we fail to comply with healthcare laws and regulations, we could face substantial penalties and our business could be harmed. Our existing and future offerings, as well as our business activities, including our relationships with our commercial partners and customers, are or may be in the future subject to a complex set of regulations and rigorous enforcement, including by the HHS, Office of the Inspector General and Office of Civil Rights, U.S. Food and Drug Administration (FDA), U.S. Department of Justice, and numerous other federal and state governmental authorities. There is also rapidly changing COVID-19 guidance from the Centers for Disease Control and Prevention (CDC), state health organizations, the U.S. Equal Employment Opportunity Commission, the Department of Labor, the Occupational Safety and Health Administration, and others. In addition, our employees, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements. Certain aspects of our business model may also trigger scrutiny under healthcare and related laws. Federal and state healthcare and related laws and regulations that may now or in the future affect our ability to conduct business include: ● laws that regulate how businesses operate online, including measures relating to privacy and data security and how such information is communicated to customers (a) under the FTC's unfair and deceptive trade practice authority from the FTC Act and (b) from state attorneys general under state consumer protection laws and data privacy laws; ● federal and state laws governing (i) the corporate practice of medicine and other healthcare professions and related fee-splitting laws, including the provision of management or administrative services in connection with practice of medicine and other health care professions, employment of professionals by non-professionals; (ii) professional licensing and standards of professional conduct; (iii) the provision of telemedicine, telehealth or other health care services, including medical record retention requirements; and (iv) the billing, submission, or collection of claims or payments for healthcare services; ● the federal Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the Centers for Medicare and Medicaid Services (CMS) programs, including Medicare and Medicaid; ● the federal civil false claims laws, including the federal False Claims Act, and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government; ● federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; ● the federal Physician Payments Sunshine Act, or Open Payments, created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the Affordable Care Act), and its implementing regulations, which requires certain manufacturers of drugs, medical devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program to report annually to CMS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members and, beginning in 2022, certain transfers of value made in the prior year to additional health care providers, including physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse midwives; and ● state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers. In addition, we are subject to laws that regulate how businesses operate online, including measures relating to privacy and data security and how such information is communicated to customers (a) under the FTC's unfair and deceptive trade practices authority from the FTC Act and (b) from state attorneys general under state consumer protection laws and data privacy laws. The Affordable Care Act, among other things, amended the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act. Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our activities could be subject to challenge under one or more of such laws. For example, there is a risk that regulatory authorities in some states may find that certain of our contractual relationships with healthcare providers are in violation of state anti-kickback or fee-splitting laws. Any action brought against us for violations of these laws or regulations, even if successfully defended, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. We may be subject to private "qui tam" actions brought by individual whistleblowers on behalf of the federal or state governments, with potential liability under the federal False Claims Act including mandatory treble damages and significant per-claim penalties. Although we have adopted policies and procedures designed to comply with these laws and regulations and conduct internal reviews of our compliance with these laws, our compliance is also subject to governmental review. The growth of our business and sales organization may increase the potential of violating these laws or our internal policies and procedures. The risk of our being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of the federal, state and foreign laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to penalties, including significant criminal, civil and administrative penalties, damages and fines, disgorgement, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, imprisonment for individuals and exclusion from participation in government programs, such as Medicare and Medicaid, as well as contractual damages and reputational harm. We could also be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results. Our use, disclosure, and other processing of PII and PHI is subject to HIPAA and other federal, state, and foreign privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our customer base, member base and revenue. Numerous state, federal, and international laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability, integrity, and other processing of PHI and PII. These laws and regulations include HIPAA, which establishes a set of national privacy and security standards for the protection of PHI by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and individuals and entities that perform services for them which involve the use, or disclosure of, individually identifiable health information, known as business associates and their subcontractors. We are considered a business associate under HIPAA, and we execute business associate agreements with our customers, subcontractors, and trusted suppliers. HIPAA requires covered entities and business associates, such as us, and their covered subcontractors to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. Some of our business activities require that we or our partners obtain permissions consistent with HIPAA to provide certain marketing and data aggregation services as well as those activities that require the creation and use of de-identified information. We may also require large sets of de-identified information to enable us to continue to develop and enhance our data and analytics platform. If we or our partners are unable to secure these rights, or if there is a future change in law, we may face limitations on the use of PHI and our ability to provide marketing services and use de-identified information, which could harm our business or subject us to potential government actions or penalties. Also, there are ongoing public policy discussions regarding whether the standards for de-identified, anonymous or pseudonomized health information are sufficient, and the risk of re-identification sufficiently small, to adequately protect patient privacy. These discussions may lead to further restrictions on the use of such information or create additional regulatory burdens. There can be no assurance that these initiatives or future initiatives will not adversely affect our ability to access and use data or to develop or market current or future services. In addition, we could be subject to periodic audits for compliance with the HIPAA Privacy and Security Standards by HHS and our customers. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims. HIPAA imposes mandatory penalties for certain violations. Penalties for violations of HIPAA and its implementing regulations start at $100 per violation and are not to exceed $50,000 per violation, subject to a cap of $1.5 million for violations of the same standard in a single calendar year. However, a single breach incident can result in violations of multiple standards. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys' fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. In addition to HIPAA, numerous other federal, state, and foreign laws and regulations protect the confidentiality, privacy, availability, integrity, and security of PHI and other types of PII. These laws and regulations in many cases may be more restrictive than, and may not be preempted by, HIPAA and its implementing rules. These laws and regulations are often uncertain, contradictory, and subject to changed or differing interpretations, and we expect new laws, rules and regulations regarding privacy, data protection, and information security to be proposed and enacted in the future. Such new regulations and legislative actions (or changes in interpretation of existing laws or regulations regarding data privacy and security together with applicable industry standards) may increase our costs of doing business. In this regard, we expect that there will continue to be new laws, regulations, and industry standards relating to privacy and data protection in the United States and other jurisdictions, such as the CCPA which has been characterized as the first "GDPR-like" privacy statute to be enacted in the United States, and we cannot determine how broadly or narrowly regulators will interpret and enforce such new laws, regulations, and standards and the corresponding impact it may have on our business. Although we are modifying our data collection, use and processing practices and policies in an effort to comply with the law, there is a risk that the California Attorney General does not find our practices or policies to be compliant with the CCPA, which would potentially subject us to civil penalties or an inability to use information collected from California consumers. In addition, such laws and regulations could restrict our ability to store and process personal data (in particular, our ability to use certain data for purposes such as risk or fraud avoidance, marketing, or advertising due to the expansive definition of personal information under CCPA), our ability to control our costs by using certain vendors or service providers, or impact our ability to offer certain services in certain jurisdictions. Further, the CCPA requires covered companies to provide new disclosures to California consumers, provide such consumers new ways to opt-out of certain sales of personal information (which may not fall under the CCPA HIPAA exemption), and allow for a new cause of action for data breaches. Additionally, such laws and regulations are often inconsistent and may be subject to amendment or re-interpretation, which may cause us to incur significant costs and expend significant effort to ensure compliance. Given that requirements may be inconsistent and evolving, our response to these requirements may not meet the expectations of our customers or their employees, which could thereby reduce the demand for our services. Finally, some customers may respond to these evolving laws and regulations by asking us to make certain privacy or data-related contractual commitments that we are unable or unwilling to make. This could lead to the loss of current or prospective customers or other business relationships. This complex, dynamic legal landscape regarding privacy, data protection, and information security creates significant compliance issues for us and our customers and potentially exposes us to additional expense, adverse publicity and liability. Although we take steps to help protect confidential and other sensitive information from unauthorized access or disclosure, our information technology and infrastructure has been in the past and may be vulnerable in the future to attacks by hackers or viruses, failures, or breaches due to third-party action, employee negligence or error, malfeasance, or other incidents or disruptions. For example, we have been the target of phishing attacks seeking confidential information regarding our employees, which resulted in the disclosure of employee confidential information on one occasion. Furthermore, while we have implemented data privacy and security measures in an effort to comply with applicable laws and regulations relating to privacy and data protection, some PHI and other PII or confidential information is transmitted to us by third parties, who may not implement adequate security and privacy measures, and it is possible that laws, rules and regulations relating to privacy, data protection, or information security may be interpreted and applied in a manner that is inconsistent with our practices or those of third parties who transmit PHI and other PII or confidential information to us. If we or these third parties are found to have violated such laws, rules or regulations, it could result in government-imposed fines, orders requiring that we or these third parties change our or their practices, or criminal charges, which could adversely affect our business. We outsource important aspects of the storage and transmission of customer and member information, and thus, rely on third parties to manage functions that have material cyber-security risks. A breach of privacy or security of such information by a subcontractor may result in an enforcement action against us. We attempt to address these risks by requiring outsourcing subcontractors who handle such information to sign business associate agreements contractually requiring those subcontractors to adequately safeguard such information. However, we cannot be assured that these contractual measures and other safeguards will adequately protect us from the risks associated with the storage and transmission of such information on our behalf by our subcontractors. Complying with these various laws and regulations could cause us to incur substantial costs or require us to change our business practices, systems and compliance procedures in a manner adverse to our business. We also publish statements to our customers and members that describe how we handle and protect PHI (for example, through our privacy policies connected with our website, mobile applications and other digital tools). If federal or state regulatory authorities, such as the FTC or state attorneys general, or private litigants consider any portion of these statements to be untrue, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including costs of responding to investigations, defending against litigation, settling claims, and complying with regulatory or court orders. Any of the foregoing consequences could seriously harm our business and our financial results. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our existing and future offerings. Any of the foregoing consequences could harm our business. Our employment and use of nurses, physician medical directors and our other clinicians and our engagement of physicians may subject us to licensing and other regulatory risks. Our employment and use of nurses, physician medical directors, and our other clinicians and our engagement of physicians may subject us to state and other licensing and regulatory risks. In addition, our subcontracts with clinicians to provide telehealth services related to COVID-19 testing may also subject us to certain licensing and regulatory risks. For example, there may be restrictions on the ability of our employed and contracted clinicians to provide services to our members residing in states outside of the state or states in which such clinicians are licensed or registered. The services provided by our clinicians may be subject to review by state or other regulatory bodies. In addition, any activities conducted by our clinicians that are in violation of practice rules could subject us to fines or other penalties. While we do not believe that we provide medical care or establish patient relationships with our members, our clinicians could be found to be in violation of applicable laws. In addition, there is a risk that we may be found in violation of the prohibition of the corporate practice of a health profession under certain state laws, which may result in the imposition of civil or criminal penalties. Certain states prevent corporations from being licensed as practitioners and prohibit physicians from practicing medicine in partnership with non-physicians, such as business corporations. Activities other than those directly related to the delivery of healthcare may be considered an element of the practice of medicine in certain states. These laws, which vary by state, may also prevent the sharing of professional services income with non-professional or business interests. Any determination that we are acting in the capacity as a healthcare provider, exercising undue influence or control over a healthcare provider or impermissibly sharing fees with a healthcare provider, may result in significant sanctions against us and our clinicians, including civil and criminal penalties and fines, additional compliance requirements, expense, and liability to us, and require us to change or terminate some portions of our contractual arrangements or business. Evolving government regulations may require increased costs or adversely affect our results of operations. In a regulatory climate that is uncertain, our operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require us to change our practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could harm our business. For example, since the Affordable Care Act was enacted, there have been executive, judicial and Congressional challenges to certain aspects of the law. For example, President Trump signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the Affordable Care Act or otherwise circumvent some of the requirements for health insurance mandated by the Affordable Care Act. Concurrently, prior sessions of Congress considered legislation to repeal or repeal and replace all or part of the Affordable Care Act. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the Affordable Care Act have been signed into law. The Tax Cuts and Jobs Act of 2017 (Tax Act), included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate." The Bipartisan Budget Act of 2018, among other things, amended the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole." In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the "Cadillac" tax on high-cost employer-sponsored health coverage and medical device tax that were mandated by the Affordable Care Act and, effective January 1, 2021, also eliminated the health insurer tax. On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the "individual mandate" was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. The United States Supreme Court is currently reviewing this case, although it is unclear when a decision will be made. On February 10, 2021, the Biden administration withdrew the federal government's support for overturning the Affordable Care Act. Although the Supreme Court has not yet ruled on the constitutionality of the Affordable Care Act, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace, which began on February 15, 2021 and will remain open through August 15, 2021. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the Affordable Care Act. It is unclear how the Supreme Court ruling, other such litigation and the healthcare reform measures of the Biden administration will impact the Affordable Care Act. We continue to evaluate the potential impact of the Affordable Care Act and its possible repeal or replacement on our business. There could be laws and regulations applicable to our business that we have not identified or that, if changed, may be costly to us, and we cannot predict all the ways in which implementation of such laws and regulations may affect us. In the states in which we operate, we believe we are in compliance with all applicable material regulations, but, due to the uncertain regulatory environment, certain states may determine that we are in violation of their laws and regulations. In the event that we must remedy such violations, we may be required to modify our existing and future offerings and solutions in such states in a manner that undermines our existing and future offerings' attractiveness to partners, customers or members, we may become subject to fines or other penalties or, if we determine that the requirements to operate in compliance in such states are overly burdensome, we may elect to terminate our operations in such states. In each case, our revenue may decline and our business, financial condition, and results of operations could be adversely affected. Additionally, the introduction of new solutions may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing our security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent our existing and future offerings from being offered to partners, customers and members, which could harm our business. In addition, it is possible that additional governmental action is taken in response to the COVID-19 pandemic. For example, COVID-19 relief legislation suspended the reductions to Medicare payments to providers of 2% per fiscal year from May 1, 2020 through December 31, 2021. Further, we expect that additional healthcare reform measures will be adopted in the future, particularly in light of the new presidential administration, which could impact our business. For example, it is possible that additional governmental action is taken in response to the COVID-19 pandemic. Individuals may claim our outbound engagement techniques, including outbound telephone calls and digital outreach, are not compliant with HIPAA or federal marketing laws. Several federal laws are designed to protect consumers from various types and modes of marketing. HIPAA prohibits certain types of marketing to individuals using PHI, except for certain treatment and healthcare operations, including communications made to describe a health-related product or service (or payment for such product or service) that is provided by, or included in, a plan of benefits. Our solutions may be subject to review by HHS or OCR and deemed in violation of HIPAA, which could subject us to fines or other penalties. In addition, the Telephone Consumer Protection Act (TCPA), is a federal statute that protects consumers from unwanted telephone calls and faxes. Since its inception, the TCPA's purview has extended to text messages sent to consumers. We may communicate with and perform outreach to members through multiple modes of communication, including phone, email, and secure messaging. We must ensure that our solutions that leverage telephone and secure messaging comply with TCPA regulations and agency guidance. While we strive to adhere to strict policies and procedures, the Federal Communications Commission (FCC), as the agency that implements and enforces the TCPA, may disagree with our interpretation of the TCPA and subject us to penalties and other consequences for noncompliance. Determination by a court or regulatory agency that our solutions violate the TCPA could subject us to civil penalties, could invalidate all or portions of some of our customer contracts, could require us to change or terminate some portions of our offerings, could require us to refund portions of our fees, and could have an adverse effect on our business. Even an unsuccessful challenge by consumers or regulatory authorities of our activities could result in adverse publicity and could require a costly response from us. Other laws focus on unsolicited email, such as the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, (CAN-SPAM Act), which establishes requirements for the transmission of commercial email messages and specifies penalties for unsolicited commercial email messages that follow a recipient's opt-out request or deceive the receiving consumer. In addition, some of our marketing activities require that we obtain permissions consistent with HIPAA and applicable state health information privacy laws. If we are unable to secure such permissions, or if there is a future change in law, we may face limitations on the use of such information, which may harm our business. The FDA may in the future determine that our technology solutions are subject to the Federal Food, Drug, and Cosmetic Act, and we may face additional costs and risks as a result. There is a risk that our existing and future offerings, including the operational/technical component of our business model, such as our decision support software incorporating machine learning, meets the definition of a medical device under the Federal Food, Drug, and Cosmetic Act (FDCA). Medical devices are subject to extensive regulation by the FDA under the FDCA. Under the FDCA, medical devices include any instrument, apparatus, machine, contrivance, or other similar or related articles that is intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease. FDA regulations govern among other things, product development, testing, manufacture, packaging, labeling, storage, clearance or approval, advertising and promotion, sales and distribution, and import and export. Failure to appropriately seek FDA approval or noncompliance with applicable FDA requirements can result in, among other things, public warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the FDA to grant marketing approvals, withdrawal of marketing approvals, a recommendation by the FDA to disallow us from entering into government contracts, and criminal prosecutions. The FDA also has the authority to request repair, replace, or refund of the cost of any device.

Tax Compliance

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value-added, or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations. We do not collect sales and use, value-added, and similar taxes in all jurisdictions in which we have sales, based on our understanding that such taxes are not applicable. Sales and use, value-added, and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, or jurisdictions in which we collect sales tax may assert that we have under-collected sales tax, either of which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. Although our customer contracts typically provide that our customers must pay all applicable sales and similar taxes, our customers may be reluctant to pay back-taxes and associated interest and penalties, or we may determine that it would not be commercially feasible to seek reimbursement from such customers, in which event any such tax assessments, penalties, and interest, or future requirements may adversely affect our results of operations.

Risks Related to our Intellectual Property

Failure to protect or enforce our intellectual property rights could harm our business and results of operations. Our intellectual property includes our processes, methodologies, algorithms, applications, technology platform, software code, website content, user interfaces, graphics, registered and unregistered copyrights, trademarks, trade dress, databases, domain names, and patents and patent applications. We believe that our intellectual property is an essential asset of our business. If we do not adequately protect our intellectual property, our brand and reputation could be harmed and competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business, negatively affect our position in the marketplace, limit our ability to commercialize our technology, and delay or render impossible our achievement of profitability. A failure to protect our intellectual property in a cost-effective and meaningful manner could have a material adverse effect on our ability to compete. We regard the protection of our trade secrets, copyrights, trademarks, trade dress, databases, domain names, and patents as critical to our success. We strive to protect our intellectual property rights by relying on federal, state, and common law rights and other rights provided under foreign laws. These laws are subject to change at any time and could further restrict our ability to protect or enforce our intellectual property rights. In addition, the existing laws of certain foreign countries in which we operate may not protect our intellectual property rights to the same extent as do the laws of the United States. We generally enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with other parties, with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our intellectual property. The agreements that we execute may be breached, and we may not have adequate remedies for any such breach. These contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our intellectual property or deter independent development of similar intellectual property by others. Obtaining and maintaining effective intellectual property rights is expensive, including the costs of monitoring unauthorized use of our intellectual property and defending our rights. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. We strive to protect certain of our intellectual property rights through filing applications for trademarks, patents, and domain names in a number of jurisdictions, a process that is expensive and may not be successful in all jurisdictions. However, there is no assurance that any resulting patents or other intellectual property rights will adequately protect our intellectual property, or provide us with any competitive advantages. Moreover, we cannot guarantee that any of our pending patent or trademark applications will issue or be approved. Even where we have intellectual property rights, they may later be found to be unenforceable or have a limited scope of enforceability. In addition, we may not seek to pursue such protection in every jurisdiction. The United States Patent and Trademark Office also requires compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process and after a patent has issued. Noncompliance with such requirements and processes may result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to develop and commercialize substantially similar and competing applications, which would harm our business. We believe it is important to maintain, protect and enhance our brands. Accordingly, we pursue the registration of domain names and our trademarks and service marks in the United States. Third parties may challenge our use of our trademarks, oppose our trademark applications, or otherwise impede our efforts to protect our intellectual property in certain jurisdictions. In the event that we are unable to register our trademarks in certain jurisdictions, we could be forced to rebrand our solutions, which would result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors and others could also attempt to capitalize on our brand recognition by using domain names or business names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere. We may be unable to prevent third parties from acquiring or using domain names and other trademarks that infringe on, are similar to, or otherwise decrease the value of, our brands, trademarks, or service marks. We also may incur significant costs in enforcing our trademarks against those who attempt to imitate our brand and other valuable trademarks and service marks. In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. We may not be able to detect infringement or unauthorized use of our intellectual property rights, and defending or enforcing our intellectual property rights, even if successfully detected, prosecuted, enjoined, or remedied, could result in the expenditure of significant financial and managerial resources. Litigation has in the past and may be necessary in the future to enforce our intellectual property rights, protect our proprietary rights, or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could harm our business. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, countersuits, and adversarial proceedings such as oppositions, inter partes review, post-grant review, re-examination, or other post-issuance proceedings, that attack the validity and enforceability of our intellectual property rights. An adverse determination of any litigation proceedings could put our patents at risk of being invalidated or interpreted narrowly and could put our related pending patent applications at risk of not issuing. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation there could be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. If we fail to maintain, protect, and enhance our intellectual property rights, our business may be harmed and the market price of our common stock could decline. Our competitors also may independently develop similar technology that does not infringe on or misappropriate our intellectual property rights. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Effective patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our solutions or technology are developed. Further, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. The laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Our failure to meaningfully protect our intellectual property could result in competitors offering solutions that incorporate our most technologically advanced features, which could seriously reduce demand for existing and future offerings. Third parties may initiate legal proceedings alleging that we are infringing or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could harm our business. Our success depends in part on our ability to develop and commercialize our offerings and use our proprietary technology without infringing the intellectual property or proprietary rights of third parties. Intellectual property disputes can be costly to defend and may cause our business, operating results, and financial condition to suffer. As the market for healthcare in the United States expands and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our offerings and technology of which we are not aware or that we must challenge to continue our operations as currently contemplated. Whether merited or not, we may face allegations that we, our partners, our licensees, or parties indemnified by us have infringed or otherwise violated the patents, trademarks, copyrights, or other intellectual property rights of third parties. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. We may also face allegations that our employees have misappropriated the intellectual property or proprietary rights of their former employers or other third parties. We have in the past initiated, and it may in the future be necessary for us to initiate, litigation to defend ourselves in order to determine the scope, enforceability, and validity of third-party intellectual property or proprietary rights, or to establish our respective rights. Regardless of whether claims that we are infringing patents or other intellectual property rights have merit, such claims can be time-consuming, divert management's attention and financial resources, and can be costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our solutions or technology, obtain licenses, modify our solutions and technology while we develop non-infringing substitutes, or incur substantial damages, settlement costs, or face a temporary or permanent injunction prohibiting us from marketing or providing the affected solutions. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties, upfront fees, or grant cross-licenses to intellectual property rights for our solutions. We may also have to redesign our solutions so that they do not infringe third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology and solutions may not be available for commercialization or use. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not obtain a third-party license to the infringed technology, license the technology on reasonable terms, or obtain similar technology from another source, our revenue and earnings could be adversely impacted. From time to time, we have been and may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Assertions by third parties that we violate their intellectual property rights could therefore harm our business. Our use of open source software could adversely affect our ability to offer our solutions and subject us to possible litigation. We use open source software in connection with our existing and future offerings. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third-parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software and to make our proprietary software available under open source licenses, if we combine and/or distribute our proprietary software with open source software in certain manners. Although we monitor our use of open source software, we cannot be sure that all open source software is reviewed prior to use in our proprietary software, that our programmers have not incorporated open source software into our proprietary software, or that they will not do so in the future. Additionally, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our existing and future offerings to our customers and members. In addition, the terms of open source software licenses may require us to provide software that we develop using such open source software, to others, including our competitors, on unfavorable license terms. As a result of our current or future use of open source software, we may face claims or litigation, be required to release our proprietary source code, pay damages for breach of contract, re-engineer our technology, discontinue sales in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action that may divert resources away from our development efforts, any of which could harm our business. Any restrictions on our ability to obtain or use data could harm our business. Our business depends in part on data provided to us by, among other sources, health plans, benefits administrators, data warehouses, electronic data interchange (EDI) transaction data providers, and our trusted suppliers. Any errors or defects in any third-party data or other technology could result in errors in our existing and future offerings that could harm our business and damage our reputation and cause losses in revenue, and we could be required to spend significant amounts of additional resources to fix any problems. Any loss of the right to use of data provided by any health plan providers, benefits administrators, or other entities that provide us data, could result in delays in producing or delivering our solutions until equivalent data, other technology, or intellectual property is identified and integrated, which delays could harm our business. In this situation we would be required to either redesign our solutions to function with technology, data, or intellectual property available from other parties or to develop these components ourselves, which would result in increased costs. Furthermore, we might be forced to limit the features available in our existing or future offerings. If we fail to maintain or renegotiate any of these technology or intellectual property licenses, we could face significant delays and diversion of resources in attempting to develop similar or replacement offerings or to license and integrate a functional equivalent of the technology or intellectual property. The occurrence of any of these events may harm our business. In addition, some of our business activities require that we obtain permissions consistent with HIPAA to provide certain marketing and data aggregation solutions as well as those activities that require the creation and use of de-identified information. We also require large sets of de-identified information to enable us to continue to develop and enhance our data and analytics platform. If we are unable to secure these rights, or if there is a future change in law, we may face limitations on the use of PHI and our ability to use de-identified information that could harm our business. There is also a risk that we may fail to properly de-identify PHI and/or PII under applicable state laws, some of which impose different standards for de-identification than those imposed by HIPAA.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Larry Hightower	700	Voting Stock	70.0

The Company's Securities

The Company has authorized Voting Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 12,500,000 of Non-Voting Common Stock.

Voting Stock

The amount of security authorized is 1,000 with a total of 1,000 outstanding.

Voting Rights

Their rights are the exact same as the non-voting shares economically. The only difference is they have the ability to vote on matters required to be approved by the stockholders. There is no stockholder agreement giving them additional rights beyond the rights of a shareholder under Delaware law.

Material Rights

There are no material rights associated with Voting Stock.

Non-Voting Common Stock

The amount of security authorized is 69,000,000 with a total of 37,839,418 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The total amount outstanding includes 2,777,000 of shares to be issued pursant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder of COMMON STOCK of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,028,378.79
  Use of proceeds: product development and market development. All notes have been converted to common stock.
  Date: July 27, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

PERFORMANCE OF FINANCIAL STATEMENTS

The submitted audited financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. They are reflective of the combined entities, Vxtra Partners, LLC and Vxtra Health, Inc.

Revenue

Revenue from services are recognized as they are performed. Revenue for the most part stayed flat from 2019 to 2020. The pandemic restricted the ability of the sales team to travel and solicit potential clients in 2020 resulting in zero growth.

Cash Flow

Cash increased due to bridge funding activities including Convertible notes for the Company's expansion strategy. The Company has issued approximately $730,710 of convertible notes through December 31, 2020, not including accrued interest. The convertible notes bear interest at varying rates of interest and convert to equity at varying valuation caps.

Operating Expenses

Sales and Marketing Expenses - The Company expenses business development and advertising costs as they are incurred.

Other G&A reduced significantly based on an equity structure implemented for 1099 staff in 2020 and recognition of an increase in Salaries and Wages of $134,000 for remaining fees.

Increase in Interest expense as a result of additional convertible notes in 2020.

Operating Margins

Operating losses have reduced due to near breakeven in 2020 based on the change in professional services noted above.

Historical results and cash flows:

The historical results and cash flow are not representative of what investors should expect in the future. With Vxtra Health expanding into two markets (Charlotte & Atlanta) investors should expect an increase in Revenue resulting in an up-tick in Cash Flow. In addition, next month we will launch our $5 million Crowd Funding platform which will increase cash flow allowing us to expand.

The following expenses have been the focus of our cash flow the past two years:

o Servicing our existent clients

o Creating & Developing our Marketing Strategy

o 1099 Contractors

Cash needed previously was generated by:

o Servicing existing clients

o Bridge Funding

o Convertible Notes

Cash needed going forward will be generated as follows:

o Servicing new and existing clients

o $5 Million Crowd funding common stock offering

o Potentially a $15 Million common stock offering

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Capital Resources currently available to Vxtra Health Plan, Inc is the cash flow currently being generated by our existing clients. We have three operating accounts as well as a preferred savings account totaling approximately $264,900.

Capital Resources

As of August 13th, 2021

Vxtra Health Plan, Inc. Operating Account $1,895.00

Vxtra Health, Inc. Operating Account $45,833.99

Vxtra Partners, LLC Operating Account $146,013.92

Morgan Stanley Preferred Savings Account $71,158.63

$264,901.54

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds are critical to the launch of our services and continued development. No other funds or capital resources are available.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The future success of the company is based on the success of the capaign. Approximately sixty percent of the operating and development resources will rely on the funds raised from the campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Current monthly burn rate is negligible as all costs are currently deferred. If the company only raises the minimum funds through the campaign, we will not be able to operate the new division, the alternative will be to seek capital through institutional investment options. Our key leadership will be required to re-evalute the structure until such funds are recieved.

How long will you be able to operate the company if you raise your maximum funding goal?

Monthly burn rate will be an additional $300k if we receive the maximum funding. With these funds, the company will be able to develop the product and prove traction with a positive operating margin for nine to twelve months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

Leadership expects to engage in a Series B campaign in second quarter 2022 after proving interest in the market and documenting signifciant traction with customers and physician partnerships.

Indebtedness

- **Creditor:** Tokio Marine / HCC
  Amount Owed: $92,633.00
  Interest Rate: 3.0%
  Maturity Date: October 31, 2021

- **Creditor:** Multi-Plan
  Amount Owed: $200,000.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2022

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $15,135,767.00

Valuation Details:

Vxtra Health based its pre-money valuation on multiple factors:

1. Early-stage valuations of similar companies funded in the Health InsurTech space from 2018-2021.

2. Merger & acquisition valuations, both private and public, of similar early-stage companies in the Health InsurTech space

3. The intrinsic value of our capacity to cost-efficiently secure and leverage our intellectual capital and high-value, mission-critical strategic relationships in the healthcare community.

4. The forward-looking value of our equity exchange (e.g. merger) with Vxtra Partners, LLC, a 16-year old health benefits consultancy. Vxtra Parners, LLC is a $2M recurring revenue business generating positive cash flow that enables us to leverage meaningful and mission-critical customer base. This transaction provides the accrued benefit of a large, and influential customer base of large, independent medical practices and an experienced operations team that has delivered 95% customer retention metrics in an

industry sector that typically experiences a 72% retention rate.

5. We also retained Scalar, LLC, an independent, qualified financial advisor to provide a valuation report in January 2021 for the two companies should they remain independent without securing growth capital. (https://www.scalar.io) Scalar provided an estimation of the fair market value of Vxtra Partners, LLC and Vxtra Health, Inc. Management provided Scalar with financial data, other records and documents pertaining to both Company's operations and assets, which have been accepted as representative of its operating performance and financial condition.

The company determined this valuation based on the above analysis without an additional third-party independent evaluation for this specific offering and terms. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all voting stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  Additional research and development of potential launch markets. Funds will be utilized to develop Charlotte, NC in a way that produces traction for a secondary raise for launch.

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  Expand marketing assets needed to secure new clients in 2022 and develop our physician network in our launch market (Charlotte, NC). Video learning /marketing, social media advertising, strategic meetings, and other support services.

- *Company Employment*
  13.5%
  Add full-time Chief Sales Officer, Chief People Officer, EVP VxtraCare, VP Clinical Affairs, and support staff

- *Operations*
  33.0%
  Expand and enhance our information technology platform. Expand and enhance our VxtraCare operations and customer engagement platform

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://vxtrahealth.com/ (Under financial provisions section to be developed).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vxtrahealth

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vxtra Health Plan, Inc.

[See attached]

VXTRA HEALTH PLAN INC.

(a Delaware corporation)

Consolidated Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

July 30, 2021

To: Board of Directors, VXTRA HEALTH PLAN INC.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying consolidated financial statements of VXTRA HEALTH PLAN INC. (a corporation organized in Delaware) (the "Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of income, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

July 30, 2021

VXTRA HEALTH PLAN INC.
BALANCE SHEETS
As of December 31, 2020, and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 136,532	$ 226,740
Accounts receivable, net	193,169	110,855
Other current assets	119,454	110,574
Total Current Assets	449,155	448,169
Non-Current Assets		
Other assets	7,613	12,025
TOTAL ASSETS	**$ 456,768**	**$ 460,194**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts payable	$ 323,689	$ 200,641
Current payables, related parties	176,788	100,522
Convertible loans payable, current and accrued interest	793,572	300,034
Other current liabilities	3,961	22,251
Total Current Liabilities	1,298,010	623,448
Non-Current Liabilities		
Accrued expenses, non-current	115,270	182,500
Notes payable	434,700	435,791
TOTAL LIABILITIES	**1,847,980**	**1,241,739**
Shareholders' Equity		
Common stock, voting (10,000,000 shares of $0.00001 par value shares authorized, 3,000,000 and 3,000,000 shares outstanding as of December 31, 2020 and 2019)	2,000	500
Preferred stock, net of distributions	26,351	563,397
Accumulated deficit	(1,419,563)	(1,345,442)
TOTAL SHAREHOLDERS' EQUITY	**(1,391,212)**	**(734,386)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 456,768**	**$ 460,194**

VXTRA HEALTH PLAN INC.

STATEMENT OF OPERATIONS

Calendar years ended December 31, 2020 and 2019

See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues, net	$ 1,848,743	$ 1,955,097
Operating Expenses:		
Other general and administrative	617,840	1,342,687
Salaries and wages	1,067,327	933,328
Sales and marketing	168,253	208,331
Total Operating Expenses	1,853,420	2,504,346
Net operating income	(4,677)	(549,249)
Other Expense:		
Depreciation (expense)	(4,412)	(3,146)
Other income (expense)	6,002	18
Interest (expense), net	(71,034)	(30,289)
Net Loss	$ (74,121)	$ (582,791)

VXTRA HEALTH PLAN INC.
STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Preferred Stock	Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
Balance as of January 1, 2019	**$ 500**	**$ 565,397**	**$ (762,651)**	**$ (196,754)**
Distributions on preferred stock		(2,000)		(2,000)
Net Loss			(582,791)	(582,791)
Balance as of December 31, 2019	**$ 500**	**$ 563,397**	**$ (1,345,442)**	**$ (781,545)**
Common stock adjustment	1,500			1,500
Distributions on preferred stock			(537,046)	(537,046)
Net Loss			(74,121)	(74,121)
Balance as of December 31, 2020	**$ 2,000**	**$ 26,351**	**$ (1,419,563)**	**$ (1,391,212)**

VXTRA HEALTH PLAN INC.

STATEMENT OF CASH FLOWS

Calendar years ended December 31, 2020 and 2019

See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ (74,121)	$ (582,791)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	4,412	3,146
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(82,314)	6,394
(Increase) Decrease in other current assets	(8,880)	(110,574)
Increase (Decrease) in accounts payable	123,048	183,382
Increase (Decrease) in other current liabilities	(18,290)	7,079
Increase (Decrease) in non-current accrued expenses	(67,230)	30,000
Net Cash Used In Operating Activities	(123,375)	(463,354)
Cash Flows From Investing Activities		
Capital expenditures	0	(4,532)
Net Cash Used In Investing Activities	0	(4,532)
Cash Flows From Financing Activities		
Proceeds from issuance of notes	568,713	63,402
Capital stock adjustments, net of distributions	(535,546)	(2,000)
Net Cash Provided By Financing Activities	33,167	61,402
Net Change In Cash	(90,208)	(406,490)
Cash at Beginning of Period	226,740	633,230
Cash at End of Period	$ 136,532	$ 226,740

NOTE 1 - NATURE OF OPERATIONS

VXTRA HEALTH PLAN INC. and subsidiaries (collectively, the "Company") is a holding corporation organized under the laws of the State of Delaware in July 2021 that operates, through its subsidiaries, in the health care provider market.

Subsequent to its formation, the Vxtra Health Plan Inc. exchanged its shares to the members of Vxtra Health Partners LLC, a Delaware limited liability company, in exchange for all of their membership units. Additionally, Vxtra Health Plan Inc. exchanged its shares to the shareholders of Vxtra Health Inc., a Delaware corporation. After these exchanges, the Vxtra Health Plan Inc. was the sole owner of both Vxtra Health Inc. and Vxtra Health Partners LLC.

Since inception, the Company relied on raising convertible loans, issuances of equity and operations to fund its business. The Company has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Principals of Consolidation
Vxtra Health Plan Inc. controls 100 percent of the voting rights to its subsidiaries and, therefore, presents its financial position and operations on a consolidated basis as required by GAAP. The Company has provided for the elimination of material intercompany transactions in the preparation and presentation of these financial statements.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At

times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020 and 2019, the Company had $136,532 and $226,740 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. As of December 31, 2020, and 2019, the Company had $193,169 and $110,855 in accounts receivable, respectively. The Company evaluates and writes off bad debts on a regular basis.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company long-lived fixed assets with a net book value of $7,613 and $12,025 as of December 31, 2020 and 2019, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on

derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from services are recognized as they are performed.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either

(i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

Subsequent to the reorganization in July 2021, the Company's capital structure includes the former members and former shareholders of Vxtra Health Partners LLC and Vxtra Health Inc., respectively.

NOTE 5 –DEBT

Long-Term Notes
The Company has issued approximately $793,572 and $300,034 of convertible notes as of December 31, 2020 and 2019, respectively, including accrued interest. The convertible notes bear interest at varying rates of interest and convert to equity at varying valuation caps.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
To provide liquidity and to cover costs, related parties have advanced funds on behalf of the Company from time to time.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations as Vxtra Health Partners in 2003. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is in the process of preparing for a securities offering exempt from registration under Regulation CF. The securities offering will be listed with StartEngine and they will receive compensation for the listing commensurate with its standard terms.

July 2021 Reorganization
In July 2021, the Company reorganized from Vxtra Health Partners LLC and Vxtra Health Inc. to be held under a single corporate holding company, Vxtra Health Plan Inc. See Note 1 for additional details.

Management's Evaluation
Management has evaluated subsequent events through July 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Vxtra Health

$0.00 raised

0 Investors	**$15.1M** Valuation
$0.40 Price per Share	**$400.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$5M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Website · Atlanta, GA · HEALTH TECH

We believe health insurance companies have hijacked healthcare, making it difficult for doctors and nurses to do what they do best, and nobody's happy. So, we started over. Leveraging over a decade of experience managing healthcare benefits for large medical practices (150 – 900 employees) across 14 states, our cumulative experience with every legacy health insurance company in the US confirms – they are too big to fix.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- **A LARGE HEALTHCARE CATEGORY RIPE FOR DISRUPTION**
  No secret, the COVID-19 pandemic exposed the inefficiencies, and the fragilities, of healthcare as we knew it prior to 2020. However, businesses that were not inextricably tied to legacy systems and processes have thrived, attracting record levels of investments by big enterprises caught flat-footed, and by traditional venture capital at multiples not seen since the technology boom. Moreover, public offerings as well as mergers and acquisitions of niche players are occurring at an unprecedented pace.

- **A LARGE NICHE MARKET**
  We address one of the major pain points of middle-market, self-insured employers. It is a highly fragmented $26B niche market growing at 11% annually that is currently controlled by a plethora of big, inefficient health insurance companies and an army of third-party middlemen.

- **WE'RE A START OVER; NOT A START-UP**
  We know the pain points of middle-market, self-insured employers, their employees and the doctors and nurses who want to do what's right for each individual patient. But they can't because they are ensnared in the bureaucracy that dominates today's health insurance marketplace. It's a marketplace controlled by a limited number of legacy players, and they're too big to fix. We know, we spent over a decade working inside the system.

OVERVIEW

Vxtra Health collaborates with local doctors to develop and manage health plans without the hassles for middle-market, self-insured employers. By partnering with doctors in local markets, we leverage enabling technology, data analytics and highly personalized patient navigation to improve the doctor-patient experience and provide better care while reducing avoidable costs for employers and doctors alike.

After years of failed attempts to control costs and improve the user experience - we've come to realize this is an underserved, but addressable **$26 Billion** niche market growing at 11% annually.

vxtra health

A start over

Health insurance companies have hijacked health care making it difficult for doctors and nurses to do what they do best, and nobody's happy

Unencumbered by the health insurance industry's arcane processes and legacy systems, Vxtra Health develops and manages health plans that leverage purpose-built technologies and software to enable the sharing of more meaningful, actionable information sooner.

Vxtra Health's unique selling proposition is based on management's experience and capacity to partner with the best and most influential physicians to champion collaborative patient navigation. This full replacement health insurance solution delivers a better user experience and improves results for employers, employees and physicians alike.

This first of its kind convergence positions Vxtra Health to be a differentiated end-to-end solution that addresses unmet needs enterprise-wide. We believe that we can cost effectively scale operations and capture significant market share in a sector that is ripe for disruption and change.

THE PROBLEM

Health Insurance Companies Have Hijacked Healthcare

We believe health insurance has become a burden rather than a benefit.


Micromanaging doctor-patient relationships creates unnecessary friction and adds to the cost of healthcare
Outdated technology and arcane processes wastes time and money – for doctors, patients and employers
Health insurance companies are putting profits over people. Healthcare has become dollar-care

Legacy health insurance platforms do this by provoking an experience that limits doctors' ability to make decisions and develop trusted relationships without unnecessary layers of bureaucracy.

Doctors want to be part of the solution. They want an opportunity to amplify the economic as well as the experiential value of a more collaborative doctor-patient relationship. That's where we come in. We provide a singular platform for doctors to actively engage and collaborate with local middle-market, self-insured employers.

THE SOLUTION

Imagine a health plan that facilitates access to only the best doctors in your local area


DOCTORS
vxtrahealth
EMPLOYERS
EMPLOYEES

Healthcare is, and should be local. With a priority on the patient-health journey, we are emulating proven strategies that have worked for large, self-insured employers for over a decade reducing costs by as much as 20% and absenteeism by 22%. Leveraging better technology and data analytics to reduce avoidable costs, we deliver an improved experience for all stakeholders.

Collaborative

It's our culture. We unlock value by building transparent, collaborative relationships between bold physician leaders & self-funded, middle-market employers.

Experienced

We get it. With decades of experience from multiple disciplines, our leadership team delivers balanced, subject-matter expertise. Our experiences enable us to see, and do, things differently.

Focused

It's all about the data. We focus on analyzing fact patterns to create newfound value. Our systems and processes enable enterprise-wide transparency and accountability.

Dynamic

Built for change. Our relentless commitment to innovation enables us to create ongoing stakeholder value in a dynamic marketplace.

The founders of Vxtra Health have 30+ years working in healthcare and side-by-side with nationally acclaimed doctors. Leveraging technology to deliver real-time, actionable data, our team of nurses facilitate highly personalized care with Vxtra Health's proprietary network of select doctors.

What does this mean?...

- **They** dictate and frustrate, **we** collaborate and partner with the best local doctors to improve the experience and reduce avoidable costs
- **They** can't, **we** can. We supply real-time, comprehensive information sooner to the doctor, employee and employer
- **They** wander, **we** facilitate. We bring focus on the doctor and employee experience with direct patient advocacy, doctor-patient collaboration, and navigation

THE MARKET

Our Target Market is Ripe for Disruption

This is a $26 billion market, ripe for disruption, growing at 11% annually. (Source)

The large employers have supported a number of new entrants in the marketplace focused on patient navigation, concierge medicine and advocacy services - attracting $15B in digital health investments in 2021*.

Vxtra Health's end-to-end solution, not previously available in the market, will position us to achieve better-than-market margins through a monthly recurring revenue model. We have a go-to-market strategy with a $1B+ partner in Charlotte.

** Digital health startups raised $14.7 billion in the first six months of 2021. The sector has already surpassed the $14.6 billion it raised in all of 2020, according to a report released July 6 by Rock Health, a venture fund dedicated to digital health.*

OUR TRACTION

Our Timeline of Past, and Upcoming Successes

- 2019 - 2021: $1.65M in seed funding from influential doctors, strategic industry partners and founders.

- 2021: Equity exchange with Vxtra Partners, LLC- a $1.8M revenue company with material operating experience and a customer base critical to our success.

- Strategic Joint Marketing agreement with Capital Rx, the fastest-growing pharmacy benefit manager in the U.S.

- Strategic Joint Marketing agreement with the Charlotte office of a leading advisory firm in the U.S. with more than 100 offices and 2,000 business strategists serving the human resource needs of middle-market employers across the nation and broker of record for more than 65,000 employers.

WHAT WE DO

Collaborate, Connect, Innovate

Vxtra Health develops, markets, and manages high-performance health plans designed to provide superior solutions for middle-market, self-insured employers.

Our expertise enables us to recruit a network of influential doctors incentivized to care for patients in a way that is free of the administrative burdens of traditional health insurance companies.


We have the solution
ENABLING TECHNOLOGY
DATA
COMMUNICATION
COLLABORATION
BETTER OUTCOMES
COST SAVINGS
Advanced Technology
Innovative Doctors
Customer Experience

Vxtra Health is focused on delivering transformational solutions for a large, highly fragmented **$26B niche market** controlled by large health insurance companies. A market segment ripe for disruption.

We develop and manage health plans without the hassles for self-insured, middle market employers. By collaborating with the best doctors in select local markets, we leverage enabling technology to decrease costs, to deliver better health outcomes and improve the experience for employers, employees and doctors alike.

Founded by a team of seasoned healthcare entrepreneurs, Vxtra Health collaborates and partners with local influential doctors to...

- Reduce avoidable cost
- Improve care delivery strategies for middle-market, self-insured employers

The result is a radically different experience for health plan members (employees) and doctors.

By partnering with only the best doctors, we create a different network user experience for employees and doctors alike. Our process and our systems eliminate the need for burdensome and costly pre-authorizations that impair care delivery and compromise the user experience.

And by leveraging our technology, we deliver real-time, actionable data, to our team of VxtraCare℠ specialty care nurses. As a result, we provide personalized navigation and care management solutions in collaboration with our proprietary network of doctors.

THE BUSINESS MODEL

Our Model is Scalable and Cost-Effective

Primary Sources of Revenue

- Our management fees are determined based on the number of plan members (employees + dependents) covered by the employer's health plan.
- Clients are billed and pay our fees monthly. (Zero slow pay or bad debt.)


Autonomy and accountability allows us to attract the "best" doctors delivering lower costs and a better experience for everyone
Innovative, aligned doctors reduces unnecessary pre-authorizations, and meaningless peer reviews
Our VxtraCare® team collaborates and facilitates a better experience for patients and doctors

HOW WE ARE DIFFERENT

Health Plans without the Hassles

Our competitors are big health insurance companies, and/or third-party administrators whose business models are tied to the provider network contracts owned by the big health insurance companies. Big health insurance companies are focused on maintaining their control position with large self-insured employers (10,000 – 100,000 employees) and government plans while third-party administrators are handicapped by low margins, old and inefficient technologies and their dependence on the provider contracts controlled by the big health insurance companies. The result is significant inertia in our target market (200 – 2,000 employees).

Paradoxically our competition's market penetration and success presents the biggest opportunity for us to disrupt our target market.



Here's more on what makes us stand out:

- **Legacy Insurance Carriers:** The major legacy insurance carriers will be perceived as Vxtra Health's main competitors. However, the systems, processes and business practices of big health insurance companies are geared to service larger employers and government entities while overlooking the specific needs of Vxtra Health's selected target market. This creates an opportunity for Vxtra Health to deliver better, more nimble, cost-effective solutions for the middle-market, self-insured sector.

- **Large Employer Market Focus:** Multiple, well-funded health technology and concierge services companies have entered the market in recent years. Large employers are spending large amounts of money to bring value to the large health insurance company's ecosystems. The value they are seeking and expectations for these operations are to help plan members leverage digital technology and on demand patient navigation services in reducing the challenges of selecting a provider - lowering out of pocket expense, and improving the health benefits experience.

- **Multiple, well-funded health technology, concierge and navigation service offerings** have entered the market in recent years. Large employers are spending additional money to curate the offerings of big health insurance companies' networks and ecosystems. The objective of these services is to improve the process within the existing structure in exchange for lowering the out of pocket expenses for the employee.



Competitive Analysis

Service Offering	Vxtra Health	Legacy Insurers	Accolade	Crossover Health	Transcarent	Castlight	Collective Health	Imagine MD	Grand Rounds
Middle-Market Focus	•							•	
Collaborative Specialty Networks	•								
Claims Administration	•	•					•		
Clearinghouse Model - Pharmacy Management	•								
Comprehensive Experience Management	•		•	•	•	•	•	•	•
Telehealth	•	•	•	•	•	•	•	•	•
Care Management	•	•	•						
Physician and Procedure Scheduling	•		•	•	•		•	•	•
Patient Education	•								
Mobile Access	•		•	•	•	•	•	•	•
Transparent Enterprise-wide Analytics	•						•		

THE VISION

We believe our differentiated strategy of "doctor-led" collaboration and engagement will be recognized for its value and will be eagerly adopted by employers, employees, and doctors alike.

We have a clear path to profitability in our initial pilot markets that will position us to seek additional growth capital to exploit our early mover advantage.

Because we have a scalable and cost-effective business model, we will be a complementary and strategic acquisition for well-capitalized companies that are focused on the large employer market.

OUR LEADERSHIP

Vxtra Health is led by a team of executives with strong domain expertise in both the provider and payer markets as well as transformative technologies. A balanced skill set that will enable us to cultivate deep relationships with medical leaders and self-funded employers across the United States.



Larry Hightower
Chief Executive Officer



Charlie Elliott
President



Tino Valentino
Chief Financial Officer



Bob DiLoreto, MD
Medical Information Officer



Brian Coffey
Chief Information Officer



Jerry Quinn
Chief Operating Officer



Mel Mendenhall
Chief Sales Officer



Gail Tolbert
Chief People Officer

WHY INVEST

Join the Movement

After a decade of intense consolidation, the health insurance industry's "one-size-fits-all" approach has failed its stakeholders.

With doctors back on the forefront of care delivery, Vxtra Health believes our solution will provide better healthcare outcomes at a lower cost for self-insured middle-market employers.

Don't sit on the sidelines!

Join a movement to advance solutions to align the interests of doctors, patients and self-funded employers

Meet Our Team



Larry Hightower

Chief Executive Officer

Larry is an acknowledged hands-on leader and innovator in the healthcare industry whose career path has been dedicated to improving clinical and financial outcomes for physicians, patients and payers by championing disruptive technologies and services. In 2005, he founded Vxtra Partners, LLC, a special-purpose health benefits solution that serviced large, independent medical practices in Georgia, Florida, South Carolina, North Carolina, Tennessee, Oklahoma, Texas, Illinois, Virginia, Maryland, Washington, DC, Pennsylvania, New Jersey and New York.

For over 30 years, Larry has combined his relationship management skills with business acumen to bring to market micro-surgical procedures, implantable devices, diagnostic imaging instrumentation, clinical information services and e-clinical trials applications. He has held key marketing and leadership roles developing go-to-market strategies in cardiology, urology, ophthalmology, gastroenterology, emergency medicine and radiology.

Those relationships and experiences continue to prove valuable in attracting doctors to lead the development of a next generation strategy for lowering costs and improving health outcomes.



Charlie Elliott

President

Charlie brings more than 25 years of experience in health-system leadership and advisory services to his role as Vxtra Health's President. A collaborative leader who achieves results through stakeholder relationships, he possesses a deep industry knowledge of healthcare strategy, finance, clinical and operational improvement, physician alignment, corporate services structure and post-merger integration.

Elliott held consulting roles with Accenture, Navigant Consulting, Optum Advisory Services and KPMG; developed the operational performance improvement division for Summa Health; and served as business manager for the Cleveland Health Network Integrated Services Organization (Cleveland Clinic Health System). He is a member of the American College of Healthcare Executives, the Georgia Association of Healthcare Executives and the Healthcare Financial Management Association. Elliott holds a Certificate in Executive Health System Management from Case Western Reserve University in Cleveland, Ohio, and a Master of Business Administration from the University of Akron.

Elliott is keenly aware of the value of physician-led collaboration to improve outcomes, having invested a large portion of his career in major teaching hospitals. Thus, he respects Vxtra Health's vision of returning the physician back to the center of the care delivery process.



Tino Valentino

Chief Financial Officer

Tino has served in multiple executive leadership roles for highly successful medical practices for over 20 years. Most recently he served as chief financial officer of Carolina Urology Partners, a 36-physician urology practice in Charlotte, North Carolina, where he was responsible for all financial operations, data analytics and contractual relationships. Prior to Carolina Urology Partners, he served as the CEO, COO and CFO of Central Ohio Urology Group, a 29-physician urology practice, an independent ambulatory surgery facility and men's health center in Columbus, Ohio. Prior to his roles managing medical practices he was the CFO for the rehabilitation division for the state of Ohio.

Tino received his Bachelor of Science degree in accounting from Ohio Dominican University and is a certified public accountant.



Robert DiLoreto, MD

Director and CMIO

A board-certified adult and pediatric urologist, Dr. Robert Di Loreto brings extensive experience as a specialty-care physician, healthcare innovator and trusted advisor to his position as Vxtra Health chief medical informatics officer. He also serves as chief medical officer for United Medical Systems and as president and CEO of Wayne-Macomb Consulting, LLC, consulting in areas of medical malpractice, clinical information technology, electronic medical records, regulatory issues, medical practice data and software development. As a practicing clinician, he developed a HCFA-compliant paper-based charting system that incorporated clinical protocols as well as internal audits and led the roll out of numerous EHR and ancillary programs.

Dr. Di Loreto has been a consultant and urology advisory panel member for the Food and Drug Administration's Center for Devices and Radiological Health for more than 30 years. He was the co-founder and president of the Michigan Institute of Urology, the nation's first large urology super group, as well as the medical director of Michigan Mobile Lithotripsy, the co-founder and board member of Michigan Cryogenic Equipment Services and Michigan Mobile Urology Services, the co-founder and medical director of Great Lakes Lithotripsy, and chief medical information officer for Integra Connect. The former chief of urology and past president of medical staff at Saint John Hospital and Medical Center in Detroit, Dr. Di Loreto is also a former board member and chairman of the hospital and health system.

In his own words, Dr. Li Loreto explains "No system previously existed to meld disparate data sources across many sources; independent physician practices, Health Systems, Insurance companies, Third party administrators (Electronic Medical Records, Lab data, Billing data, TPA data, etc.) that can now be aggregated and used to provide nearly real-time physician partners to practice 'Right Medicine, at the Right Time, for the Right Reasons' for the best patient's care with the aid of Clinical Concierge Navigators. Our ability to minimize partner physician's practice problems (ex. Prior Authorization) as well as maximize partner patient's care and minimize partner employers never-ending insurance costs increases puts Vxtra Health in a unique position moving forward."



Brian Coffey

Chief Information Officer

A Six Sigma Master Black Belt, Brian has extensive experience turning transformational opportunities into unique information, analytical and technological solutions for Fortune 100 corporations and start-ups alike. He has held corporate leadership roles at Tech Mahindra, GE Energy, CNBC, NBC Universal, Inc., GE Capital and CIBA Vision.

Brian has also utilized his extensive expertise to serve as a trusted advisor to numerous start-ups in the areas of predictive analytics software, data management and IoT software, text analytics, machine learning-driven digital marketing and CRM, and an artificial intelligence-driven, model-based automated testing platform.



Jerry Quinn

Chief Operating Officer

For more than 30 years, Jerry has served in both senior executive leadership and strategic consulting roles in the employee health benefits field. He brings extensive experience and knowledge of large and middle-market self-funded employee health plans to his role as Chief Operating Officer of Vxtra Health.

Most recently, Jerry served as National Benefits Practice Leader at CLVL Solutions where he was responsible for the delivery of employee health benefits consulting services to multinational medical devices, pharmaceutical and consumer packaged goods manufacturing companies. He cultivated strategic alliances with a variety of best-in-class national and regional employee health insurers and specialized health plan vendors in delivering products and services to corporate clients. He possesses a deep knowledge of health plan financing, administration, provider networks, care management services, pharmaceutical benefit management services and wellness programs.

Prior to his employee health benefits consulting role, Jerry served as Senior Vice President and East Regional Director at First Health. Jerry was one of 14 senior management investors who launched venture-backed Alta Health Strategies which ultimately became First Health, a publicly traded Managed Health Care Company. The keys to growth included adding Care Management, building National provider networks, adding Prescription Benefits Management services, and Stop Loss coverage to augment excellent health claims administration services.

Jerry has participated in several Charitable Fund-Raising initiatives for organizations such as The American Cancer Society, Johns Hopkins Children's Center Pediatric Trauma Service and Special Olympics. He is a former School Board member of The Shrine of the Sacred Heart in Baltimore, MD.

A native of Brookline, MA, Jerry is a graduate of Middlebury College in Middlebury, VT.



Mel Mendenhall

Chief Sales Officer

For more than 35 years Mel has been a recognized change agent in the consulting and health benefits field. During his tenure with consulting/brokerage firm Fred. S. James in the mid 1980's, Mel was a market leader in introducing mid-size and large employers to the concept of self-funded health plans. In 1986, as a co-founder of Alta Health Strategies, Inc., he served as Senior Vice President of Alta's Atlanta TPA and Managed Care operations. During his tenure at Alta, the Atlanta operation went from start-up to $10M in revenue in 5 years prior to Alta going public in 1992. Mel's clients included Adventist Health Systems, Voluntary Hospital Association ("VHA") of Georgia, Ingalls Shipbuilding, Gaylord Entertainment Company (Opryland), CSX Railroad, Merck, Norfolk Southern, Johnson & Johnson, Valeant Pharmaceuticals and Saks.

Mel has assisted more than 100 companies in transitioning their health plan from a fully insured arrangement to a self-funded plan.



Gail Tolbert

Chief People Officer

As a Senior Professional in Human Resources (SPHR), a Certified Compensation Professional (CCP), a SHRM Senior Certified Professional (SHRM-SCP), Gail has an extensive background working with both start-ups and established companies to craft human resources strategies that align organizational, performance and productivity objectives.

As the founder and CEO of OutsideTheBox, LLC, Gail helps women optimize their full potential and works with executive leadership teams to achieve business and personal goals. Additionally, she is a John Mattone Intelligent Leadership Certified Coach and a certified practitioner of Predictive Index behavioral and cognitive assessments, with a Master of Science in human resources management. She was awarded the SHRM Pegasus Award for HR Leadership and Innovation and the Key Scholarship Award for Academic Excellence and HR Leadership from the Bebee Institute of Personnel and Employee Relations.



Tim Attebery

Chairman, Board of Directors

Tim brings more than 35 years of healthcare leadership experience to his position as chairman of the board. His passion for enacting meaningful healthcare reform to reassert physicians as the primary gatekeepers of patient care and management goes hand in hand with the mission behind Vxtra Health's disruptive health benefits solution.

Tim previously served as the CEO of the American College of Cardiology (ACC), CEO of MedAxiom, and president and CEO of the Holston Valley Medical Center. Prior to his CEO position at the health system, he was the CEO of the largest most influential cardiology practices in Evansville, IN, Columbia, SC, and Kingsport, TN. Additionally, Tim served on the boards of the Cardiology Advocacy Alliance and the Cardiology Leadership Alliance and was instrumental in founding the Society of Cardiovascular Computed Technology and MedAxiom. He holds a bachelor's degree in business administration from Western Governors University in Salt Lake City, a Master of Business Administration from the University of Tennessee-Knoxville Haslam College of Business and a doctorate in healthcare leadership from the University of Alabama at Birmingham



Robert Merold

Director

Bob has more than three decades of leadership experience in healthcare data and analytics, new-product development, operational management and synergistic business deals. He has helped organizations ranging from start-ups to billion-dollar companies, as well as medical societies and VC/PE firms, grow their revenue and develop and execute effective go-to-market strategies.

Bob spent the first decade of his career advancing to category manager at Procter & Gamble before becoming director of marketing for Bristol-Myers Squibb. He then served as global senior vice president of product for IMS Health and ran a cutting-edge genomic startup, followed by one of the first commercial efforts in the healthcare NLP data mining space. Bob has served on corporate boards, as chief of strategic initiatives for the health information technology platform CancerLinQ™. He is currently the managing director of Execullence LLC, a boutique consultancy that serves in an advisory capacity to high performance management teams in healthcare and venture and/or M&A finance.

Offering Summary

Company : Vxtra Health Plan, Inc.

Corporate Address : 2700 Cumberland Parkway, Suite 140, Atlanta, GA 30339

Offering Minimum : $10,000.00

Offering Maximum : $5,000,000.00

Minimum Investment Amount (per investor) : $400.00

Terms

Offering Type : Equity

Security Name : Non-Voting Common Stock

Minimum Number of Shares Offered : 25,000

Maximum Number of Shares Offered : 12,500,000

Price per Share : $0.40

Pre-Money Valuation : $15,135,767.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive an additional 7% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive an additional 5% bonus shares.

Amount-Based:

$5,000+

Invest $5,000+ and receive 5% Bonus Shares on your investment.

$10,000+

Invest $10,000+ and receive 10% Bonus Shares on your investment.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Vxtra Health Plan, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.40 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $40. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

And I was critically ill, as ill as it gets so, you know, my family had to deal with me in the ICU and

say goodbye and all those kinds of things. And I'm alive because doctors ignored seven to

seven shifts and a physician's assistant who refused to accept what the insurance company was

telling them because she knew what was in front of her.

It would have been a system I couldn't have navigated.

Care delivery is often dictated by the health system if you're employed or it's dictated by the

insurance company, in terms of what medications are allowed, what tests are allowed, how often

do you get to be able to be seen.

Health insurance companies have hijacked healthcare,

making it very difficult for doctors and nurses to do what they do best.

And nobody's happy.

The patients aren't happy. The doctors aren't happy. The nurses aren't happy. And the

employers that pay for this, aren't happy.

How do you see trust in the healthcare system 20 years ago versus trust in the healthcare

system in 2021?

Well, I remember when I got started, there was really this

compact between physicians and their patients, and third-parties played a lesser role.

And now we're finding that third-parties are directing traffic and actually are essentially

practicing medicine without a license. And because of that, we can't make the decisions that we

think are in the best interest of our patients.

We employ a multitude of people to try to help us get through this maze that we call healthcare

insurance.

We've found that it's become much more fragmented on a daily basis. It's become much more

difficult to take care of patients to get testing done on patients.

I still in my heart believe, you know, we as nurses, we're

caregivers and that's being there to take care of that patient and their family, not to do the administrative paperwork.

I've got to spend more time making sure I've got all the boxes checked in order to get that test and takes me away from bonding and making that relationship with the patient and their family. That are linked to the physician. That's caring for them.

I think what patients are experiencing is a feeling like

they're not being heard and that their doctors are being pressed for time. And so that trust is eroded because the patients feel like they're more of a number instead of a person.

It doesn't matter whether you're independent or whether you’re employed by the health system, we all have the same problems and the same hurdles that we have to get over with the health insurance system, the number of pre-authorizations, the number of calls and other things that stand in the way between all of us trying to take care of our patients.

We know that by collaborating with the best physicians and leveraging the best technology available, we can improve the data flow to the patients, to the physicians, therefore improving the overall clinical care.

I think that physicians will be looking forward to collaboration with employers and the patients and the healthcare community. I

think it's something that we've been looking forward to for quite a while, and VXTRA health can provide that network can provide that platform to drive care in that direction.

We know that the employer community is hungry for this type of value. Many of the fortune 500 companies are spending millions of dollars looking for this additional value, whether it be with patient navigation, care management, physician collaboration- we bring those pieces together and offer an end to end solution to the middle market employers.

Well, I am an employer and so we have employees in our practice and those employees need to be taken care of. If it was a system of

doctors who talk together, a system of clinicians, nurses who talked together, a system with administrators who talked together, that wipe away a lot of this extra time, paperwork... As an employer, I would love that because I know that my employee will be seen faster, taken care of faster and back to work faster, and more productive.

We believe in providing simplified solutions, meaning we

provide health plans without the hassles. We base that on number one, providing enabling technologies to physicians, patients, and employers that allows them to share more information sooner that matters.

Number two, we collaborate and partner with leading physicians in their local markets in order to

identify avoidable costs and ways to increase value for both the employees and the employers.

And finally, we focus on the value proposition for the patients and the employers. In terms of the

patients, we reduce the

hassles, improve the experience, increase the trust with the employers. We know that their number one issue is how do we deliver value at a lower cost?

This is an opportunity. It's an opportunity to join a

movement and to do something that's right for patients, for your peers, for employers who pay for these benefits, and for the employees who are going to actually have a superior experience,

We all want to get back to doing what it was we went to

school for, and that's caring for the patients.

Either you sit on the sideline or you say I've had enough, you know, I did not go into medicine for this. I went into medicine to take care of patients to work together. This is a model that will work, I want to be involved.

Maybe I'm not involved in the day-to-day running of VXTRA Health, but I'm involved by helping

to create a VXTRA Health.

You can’t sit on the sidelines anymore. You've got to get involved.

Speaking as a physician leader on behalf of all my peers, it is up to us to initiate the change.

Doctors- If you really care about your patients, if you really want to get it back to them, make it focused on them, join the movement.

Join the movement

Join the movement.

Join the movement.

Join the movement.

Join the movement.

Together, we can make a difference. Join the movement.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:08 AM 07/27/2021
FILED 10:08 AM 07/27/2021
SR 20212808985 - File Number 6117147

CERTIFICATE OF INCORPORATION OF VXTRA HEALTH PLAN, INC.

The undersigned, being a natural person of the age of at least 18 years and acting as the incorporator to organize a corporation under the provisions of the General Corporation Law of the State of Delaware (the "***DGCL***"), does hereby adopt and sign the following Certificate of Incorporation:

I.

NAME

The name of this corporation is Vxtra Health Plan, Inc. (the "***Corporation***").

II.

REGISTERED AGENT

The address of the Corporation's registered office in the State of Delaware is located at 251 Little Falls Drive, City of Wilmington, County of New Castle, Zip Code 19808. The name of the Corporation's registered agent at such address is Corporation Service Company.

III.

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL as the same exists or as may hereafter be amended from time to time.

IV.

CAPITALIZATION

A. Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, as "***Voting Common Stock***" and "***Non-Voting Common Stock***" (with both such classes, together, being the "***Common Stock***"). The total number of shares that the Corporation is authorized to issue is 69,001,000 shares, of which 1,000 shares are Voting Common Stock, par value $0.0001 per share, and 69,000,000 shares are Non-Voting Common Stock, par value $0.0001 per share.

B. Changes to Authorized Shares. The number of authorized shares of any class or series of stock of the Corporation may be increased or decreased but not below the number of shares thereof then outstanding without a class vote by any affected class) by an amendment to this Certificate of Incorporation approved by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote on such amendment voting together as a single class, and no such class or series of stock shall be entitled to vote on such amendment as a separate class.

C. Voting Common Stock and Non-Voting Common Stock

(i) Voting Rights. The holder or holders of shares of the Voting Common Stock shall be entitled to one vote per share and shall vote together with all other shares of capital stock of the Corporation as a single class on all matters submitted for a vote or consent of stockholders except where otherwise required by law. Holder of shares of Non-Voting Common Stock shall not be entitled to vote on matters where a vote or consent of stockholders is required except where otherwise required by law.

(ii) Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors of the Corporation.

(iii) Liquidation. Upon the liquidation of the Corporation, the holders of shares of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders.

V.

INCORPORATOR

The incorporator is Alex Thurmond, whose mailing address is 201 17th St. NW, Suite 1700, Atlanta, GA 30363

VI.

BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation.

VII.

MANAGEMENT OF THE BUSINESS

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and of its stockholders, or any class thereof, as the case may be, it is further provided that:

A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors.

B. Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Corporation.

C. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the bylaws of the Corporation.

VIII.

LIMITATION OF DIRECTOR LIABILITY; INDEMNIFICATION

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of duty of care or other duty as a director, except for liability (A) for any appropriation, in violation of his or her duties, of any business opportunity of the Corporation, (B) for acts or omissions which involve intentional misconduct or a knowing violation of the law, (C) for the types of liability set forth in under Section 174 of the DGCL, or (D) for any transaction from which the director received an improper personal benefit. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, and agents of the Corporation (and to any other persons to which applicable law permits the Corporation to provide indemnification). If the DGCL is amended after the effective date of this Article to authorize corporate action further limiting the personal liability of directors, then the liability of a director of the Corporation shall be limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

IX.

ACTION BY WRITTEN CONSENT

Any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to the Corporation in accordance with Section 228(a) of the DGCL.

[*Remainder of page intentionally left blank*]

IN WITNESS WHEREOF, the undersigned Incorporator has executed this Certificate of Incorporation on this 27th day of July, 2021

Alex Thurmond, Incorporator

[Signature page to Certificate of Incorporation of Vxtra Health Plan, Inc.]